Hawaiian Electric Exhibit 99.1

Terms that are not defined in this Exhibit 99.1 have the definitions of such terms as set forth in the Annual Report on Form 10-K to which this Exhibit is attached and into which this Exhibit is incorporated by reference.
PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Executive officers of Hawaiian Electric
The executive officers of Hawaiian Electric are listed below. Mr. Ignacio and Ms. Suzuki are officers of Hawaiian Electric subsidiaries rather than of Hawaiian Electric, but are deemed to be executive officers of Hawaiian Electric under SEC Rule 3b-7 promulgated under the 1934 Exchange Act. Hawaiian Electric executive officers serve from the date of their initial appointment until the next annual appointment of officers by the Hawaiian Electric Board (or applicable Hawaiian Electric subsidiary board), and thereafter are appointed for one-year terms or until their successors have been duly appointed and qualified or until their earlier resignation or removal. Hawaiian Electric executive officers may also hold offices with Hawaiian Electric subsidiaries and other affiliates in addition to their current positions listed below.

Name	Age	Business experience for last 5 years and prior positions with Hawaiian Electric and its affiliates
Richard M. Rosenblum	63	Hawaiian Electric President and Chief Executive Officer (CEO) since 1/09 Hawaiian Electric Director since 2/09
Jimmy D. Alberts	53	Hawaiian Electric Senior Vice President, Customer Service since 8/12 · Prior to joining the Company: Kansas City Power & Light, Vice President – Customer Service, 2007 to 2012
Dan V. Giovanni	66
Hawaiian Electric Senior Vice President, Operations since 1/13
·   Hawaiian Electric Vice President – Energy Delivery, 8/10 to 12/12
·   Hawaiian Electric Manager, Generation, 7/10 to 8/10
·   Hawaiian Electric Manager, Operations & Maintenance, 3/06 to 7/10
·   Hawaii Electric Light Manager, Production, 7/01 to 3/06

Susan A. Li	56
Hawaiian Electric Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since 12/13
·   Hawaiian Electric Vice President, General Counsel, 10/07 to 12/13
·   Hawaiian Electric Manager, Legal, 5/98 to 10/07
·   Hawaiian Electric Associate General Counsel, 3/90 to 5/98

Stephen M. McMenamin	58
Hawaiian Electric Senior Vice President and Chief Information Officer since 9/09
·   Prior to being appointed to his current officer position at Hawaiian Electric, served as a full-time consultant to Hawaiian Electric in an acting chief information officer capacity from 6/09 to 9/09 and as a part-time information services consultant to Hawaiian Electric from 3/09 to 5/09
·   Prior to joining the Company:  Borland Software Corp. Vice President, Engineering, 1/06 to 2/09

Tayne S. Y. Sekimura	51
Hawaiian Electric Senior Vice President and Chief Financial Officer since 9/09
·   Hawaiian Electric Senior Vice President, Finance and Administration, 2/08 to 9/09
·   Hawaiian Electric Financial Vice President, 10/04 to 2/08
·   Hawaiian Electric Assistant Financial Vice President, 8/04 to 10/04
·   Hawaiian Electric Director, Corporate & Property Accounting, 2/01 to 8/04
·   Hawaiian Electric Director, Internal Audit, 7/97 to 2/01
·   Hawaiian Electric Capital Budgets Administrator, 5/93 to 7/97
·   Hawaiian Electric Capital Budgets Supervisor, 10/92 to 5/93
·   Hawaiian Electric Auditor (internal), 5/91 to 10/92

Patricia U. Wong	57
Hawaiian Electric Senior Vice President, Corporate Services since 9/09
·   HEI Vice President, Administration and Corporate Secretary, 4/05 to 9/09
·   HEI Vice President, 1/05 to 4/05
·   Hawaiian Electric Vice President, Corporate Excellence, 3/98 to 1/05
·   Hawaiian Electric Manager, Environmental, 9/96 to 3/98
·   Hawaiian Electric Associate General Counsel, 12/94 to 9/96
·   Hawaiian Electric Corporate Attorney, 5/90 to 12/94

Name	Age	Business experience for last 5 years and prior positions with Hawaiian Electric and its affiliates
Jay M. Ignacio	54
Hawaii Electric Light President since 3/08
·   Hawaii Electric Light Manager, Distribution and Transmission, 11/96 to 3/08
·   Hawaii Electric Light Superintendent, Construction & Maintenance, 4/94 to 11/96
·   Hawaii Electric Light Electrical Engineer, 4/90 to 4/94

Sharon M. Suzuki	55
Maui Electric President since 5/12
·   Maui Electric CIS Project Resource Manager, 8/11 to 5/12
·   Maui Electric Manager, Renewable Energy Services, 3/08 to 5/12
·   Maui Electric Manager, Customer Service, 5/04 to 3/08
·   Hawaiian Electric Director, Customer Account Services, 8/02 to 5/04
·   Hawaiian Electric Residential Energy Efficiency Program Manager, 5/00 to 8/02
·   Hawaiian Electric Commercial and Industrial Energy Efficiency Program
         Manager, 6/96 to 5/00
·   Hawaiian Electric Demand-Side Management Analyst, 7/92 to 6/96

Hawaiian Electric Board
The directors of Hawaiian Electric are listed below. Hawaiian Electric directors are elected annually by HEI, the sole common shareholder of Hawaiian Electric, after considering recommendations made by the HEI Nominating and Corporate Governance Committee. Below is information regarding the business experience and certain other directorships for each Hawaiian Electric director, together with a description of the experience, qualifications, attributes and skills that led to the Hawaiian Electric Board’s conclusion at the time of the Form 10-K to which this Hawaiian Electric Exhibit 99.1 is attached that each of the directors should serve on the Hawaiian Electric Board in light of Hawaiian Electric’s current business and structure.
Don E. Carroll, age 72, Hawaiian Electric director since 2011
Hawaiian Electric Audit Committee Member
Hawaiian Electric Non-voting Representative to HEI Compensation Committee
Business experience and other public company and Hawaiian Electric affiliate directorships since 2009

•	Retired Chairman, Oceanic Time Warner Cable Advisory Board, since 2004

•	Director, HEI (parent company of Hawaiian Electric), 1996-2011

•	Director, American Savings Bank, F.S.B. (ASB) (Hawaiian Electric affiliate), 2004-11
Skills and qualifications for Hawaiian Electric Board service

•	38 years of executive and finance management experience, including service as President and Vice President, Finance of Oceanic Cable.

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Experience with oversight of executive compensation, compensation programs and finance matters from current or past service as Chair of the Compensation Committee for Island Insurance Company, Ltd., as a member of the Compensation Committees of HEI and Pacific Guardian Life, and as a member of the ASB Audit Committee.

•	In-depth knowledge of issues facing Hawaiian Electric gained from 15 years as a director for Hawaiian Electric’s parent company, HEI.

•	Strong understanding of concerns of the communities Hawaiian Electric serves from his lengthy career with Oceanic Cable, which serves the same communities.
Thomas B. Fargo, age 65, Hawaiian Electric director since 2005
Business experience and other public company and Hawaiian Electric affiliate directorships since 2009

•	Chairman of the Board and Compensation and Governance Committee Member, Huntington Ingalls Industries (military shipbuilder), since 2011

•	Owner, Fargo Associates, LLC (defense and homeland/national security consultancy), since 2005

•	CEO, Hawaii Superferry, Inc. (interisland ferry), 2008-09

•	President, Trex Enterprises Corporation (defense research and development firm), 2005-08

•	Commander, U.S. Pacific Command, 2002-05

•	Director since 2005 and Compensation Committee Chair and Nominating and Corporate Governance Committee Member, HEI (parent company of Hawaiian Electric)

•	Director and Audit Committee Member, Matson, Inc., since 2012

•	Director, Alexander & Baldwin, Inc., 2011-12

•	Director, Northrop Grumman Corporation, 2008-11

•	Director, Hawaiian Holdings, Inc., 2005-08
Skills and qualifications for Hawaiian Electric Board service

•	Extensive knowledge of the U.S. military, a major customer of Hawaiian Electric and its subsidiaries.

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Leadership, strategic planning and financial and non-financial risk assessment skills developed over 39 years of leading 9 organizations ranging in size from 130 to 300,000 people and managing budgets up to $8 billion.

•	Experience with corporate governance, including audit, compensation and governance matters, from service on several public and private company boards.
Peggy Y. Fowler, age 62, Hawaiian Electric director since 2009
Hawaiian Electric Audit Committee Member
Business experience and other public company and Hawaiian Electric affiliate directorships since 2009

•	Co-CEO, Portland General Electric Company (PGE), 2009

•	President and CEO, PGE, 2000-08

•	Director and Audit Committee Member, HEI (parent company of Hawaiian Electric), since 2011

•	Chairman of the Board and Executive Committee since 2012 and director since 2009, Umpqua Holdings Corporation (publicly traded bank holding company)

•	Director, PGE, 1998-2012
Skills and qualifications for Hawaiian Electric Board service

•	35 years of executive leadership, financial oversight and utility operations experience from serving at PGE in senior officer positions, including Chief Operating Officer, President and CEO.

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Environmental and renewable energy expertise from managing PGE’s environmental department, overseeing initiatives that improved fish passage on multiple Oregon rivers, supervising the construction and integration into PGE’s grid of wind and solar projects, and leading PGE to be ranked #1 by the National Renewable Energy Laboratory for selling more renewable power to residential customers than any other utility in the U.S. for several years during her tenure as PGE’s CEO.

•	Proven management, leadership and analytical skills, including crisis management, risk assessment, strategic planning and public relations skills.

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Expertise in financial oversight, regulatory compliance and corporate governance from serving as President (1997-2000), CEO (2000-08) and Chair (2001-04) of PGE, as a director for the Portland Branch of the Federal Reserve Bank of San Francisco and as a director and committee member for several private and public companies, including Umpqua Holdings Corporation.

Timothy E. Johns, age 57, Hawaiian Electric director since 2005
Hawaiian Electric Audit Committee Chair
Business experience since 2009

•	Chief Consumer Officer, Hawaii Medical Service Association (leading health insurer in Hawaii), since 2011

•	President and CEO, Bishop Museum (largest museum in the Pacific), 2007-11
Skills and qualifications for Hawaiian Electric Board service

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Executive management, leadership and strategic planning skills developed over three decades as a businessperson and lawyer and currently as Chief Consumer Officer of Hawaii Medical Service Association (HMSA).

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Business, regulatory, financial stewardship and legal experience from his prior roles as President and CEO of the Bishop Museum, Chief Operating Officer for the Estate of Samuel Mills Damon (former private trust with assets valued at over $900 million prior to its dissolution), Chairperson of the Hawaii State Board of Land and Natural Resources, Director of the Hawaii State Department of Land and Natural Resources and Vice President and General Counsel at Amfac Property Development Corp.

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Corporate governance knowledge and familiarity with financial oversight and fiduciary responsibilities from overseeing the HMSA Internal Audit department, from his prior service as a director for The Gas Company LLC (now Hawaii Gas) and his current service as a trustee of the Parker Ranch Foundation Trust (charitable trust with assets valued at over $350 million), as a director and Audit Committee Chair for Parker Ranch, Inc., as a director and Audit Committee member for Grove Farm Company, Inc. (privately-held community and real estate development firm operating on the island of Kauai) and on the board of Kualoa Ranch, Inc. (private ranch in Hawaii offering tours and activity packages to the public).
Micah A. Kane, age 44, Hawaiian Electric director since 2012
Business experience since 2009

•	Chief Operating Officer, Pacific Links Hawaii LLC (golf course owner, developer and operator), since 2011

•	Principal, The KANE Group LLC (Hawaii-based company focused on land and financing matters for planned community infrastructure and general business development), since 2010

•	Trustee, Kamehameha Schools ($10 billion Native Hawaiian trust with more than 397,000 acres of land holdings in Hawaii), since 2009

•	Chairman/Director, Department of Hawaiian Home Lands, 2003-09
Skills and qualifications for Hawaiian Electric Board service

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Executive management, leadership and strategic planning skills from current service as Chief Operating Officer of Pacific Links Hawaii and Trustee of Kamehameha Schools and from prior role as Chairman/Director of the Department of Hawaiian Home Lands.

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Finance and investment expertise gained through oversight of $10 billion asset portfolio as trustee of Kamehameha Schools and through spearheading bond transactions as Chairman/Director of Department of Hawaiian Home Lands.

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Experience managing complex capital expenditure projects from overseeing development of master planned communities and from managing annual $150 million capital improvement budget for the Department of Hawaiian Home Lands.

•	Skilled in government affairs, policy development, public relations and crisis management from prior service as Chairman/Executive Director of the Hawaii Republican Party.
Bert A. Kobayashi, Jr., age 43, Hawaiian Electric director since 2006
Business experience since 2009

•	Managing Partner, BlackSand Capital, LLC (real estate investment firm), since 2010

•	President and CEO, Kobayashi Group, LLC, 2001-10, and Partner, since 2001

•	Vice President, Nikken Holdings, LLC, 2003-10
Skills and qualifications for Hawaiian Electric Board service

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From his leadership of BlackSand Capital, LLC and Kobayashi Group, LLC, Hawaii-based real estate development firms he co-founded, extensive experience with planning, financing and leading large real estate development projects ranging from office buildings to a luxury residential high-rise in downtown Honolulu, Hawaii to a country club on the island of Maui, and experience with executive management, marketing and government relations.

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Organizational governance and financial oversight experience from his current service as a director or trustee for a mutual fund (Hawaiian Tax Free Trust, from the Aquila Group of Funds) and the East-West Center Foundation, and past experience with the Nature Conservancy of Hawaii and GIFT Foundation of Hawaii, which he co-founded.

•	Recognized business and community leader in Hawaii, named as “Young Business Leader of the Year” for 2007 by Pacific Business News.
Constance H. Lau, age 61, Hawaiian Electric director since 2006
Hawaiian Electric Chairman of the Board since 2006
Current and prior positions with Hawaiian Electric and its affiliates

•	President and CEO and Director, HEI (parent company of Hawaiian Electric), since 2006

•	Chairman of the Board, ASB (affiliate of Hawaiian Electric), since 2006

•	Chairman of the Board and CEO, ASB, 2008-10

•	Chairman of the Board, President and CEO, ASB, 2006-08

•	President and CEO and Director, ASB, 2001-06

•	Senior Executive Vice President and Chief Operating Officer and Director, ASB, 1999-2001

•	Treasurer, HEI, 1989-99

•	Financial Vice President & Treasurer, HEI Power Corp. (former affiliate of Hawaiian Electric), 1997-99

•	Treasurer, Hawaiian Electric and Assistant Treasurer, HEI, 1987-89

•	Assistant Corporate Counsel, Hawaiian Electric, 1984-87
Other public company and Hawaiian Electric affiliate directorships since 2009

•	Director, HEI, 2001-04 and since 2006

•	Director, Audit Committee Chair and Nominating and Corporate Governance Committee Member, Matson, Inc., since 2012

•	Director, Alexander & Baldwin, Inc., 2004-12
Skills and qualifications for Hawaiian Electric Board service

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Intimate understanding of the Company from serving in various chief executive, chief operating and other executive, finance and legal positions at HEI and its operating subsidiaries for more than 29 years.

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Familiarity with management and corporate governance practices from her current service as a director, Audit Committee Chair and Nominating and Corporate Governance Committee member for Matson, Inc. and as a director of AEGIS Insurance Services, Inc., and from her prior service on the board of directors of Alexander & Baldwin, Inc.

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Experience with financial oversight and expansive knowledge of the Hawaii business community and the local communities that comprise the Company’s customer bases from serving as a director for various local industry, business development, educational and nonprofit organizations.

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Utility and banking industry knowledge from serving as a director or task force member of the Hawaii Bankers Association, American Bankers Association, Edison Electric Institute, Electric Power Research Institute and federal Electricity Subsector Coordinating Council.

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Nationally recognized leader in the fields of infrastructure, banking and energy, demonstrated by her appointment by President Obama to the National Infrastructure Advisory Council, which she currently chairs, her membership on the federal Electricity Subsector Coordinating Council, her appointment to the Federal Reserve Board of San Francisco’s 12th District Community Depository Institutions Advisory Council and her receipt of the 2011 Woman of the Year award from the Women’s Council on Energy and the Environment.

Richard M. Rosenblum, age 63, Hawaiian Electric director since 2009
Current and prior positions with Hawaiian Electric

•	President and CEO, Hawaiian Electric, since 2009
Skills and qualifications for Hawaiian Electric Board service

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37 years of experience in all phases of electric utility operations, including 32 years at Southern California Edison Company, one of California’s largest electric utilities, and experience leading renewable energy efforts, including initiating one of the nation’s largest solar photovoltaic projects with a goal of installing 250 megawatts of solar generating capacity over five years on commercial rooftops throughout Southern California.

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Operational leadership, strategic planning, customer relations and financial oversight skills from his career at Southern California Edison Company, including as Senior Vice President of Generation and Chief Nuclear Officer (2005-08), Senior Vice President of Transmission and Distribution (1998-2005), Vice President of Customer Service and Distribution (1996-98) and Vice President of Engineering and Technical Services (1993-95).

Kelvin H. Taketa, age 59, Hawaiian Electric director since 2004
Business experience and other public company and Hawaiian Electric affiliate directorships since 2009

•	President and CEO, Hawaii Community Foundation (statewide charitable foundation), since 1998

•	Director since 1993 and Nominating and Corporate Governance Committee Chair, HEI (parent company of Hawaiian Electric)
Skills and qualifications for Hawaiian Electric Board service

•	Executive management experience with responsibility for overseeing more than $500 million in charitable assets as President and CEO of the Hawaii Community Foundation.

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Proficiency in risk assessment, strategic planning and organizational leadership as well as marketing and public relations obtained from his current position at the Hawaii Community Foundation and his prior experience as Vice

President and Executive Director of the Asia/Pacific Region for The Nature Conservancy and as Founder, Managing Partner and Director of Sunrise Capital Inc.

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Knowledge of corporate and nonprofit governance issues gained from his prior service as a director for Grove Farm Company, Inc., his current service on boards of the Independent Sector and the Stupski Foundation and through publishing articles and lecturing on governance of tax-exempt organizations.

Audit Committee of the Hawaiian Electric Board
Hawaiian Electric has a guarantee with respect to 6.50% cumulative quarterly income preferred securities series 2004 (QUIPS) listed on the New York Stock Exchange (NYSE). Because HEI has common stock listed on the NYSE and Hawaiian Electric is a wholly-owned subsidiary of HEI, HEI is subject to the corporate governance listing standards in Section 303A of the NYSE Listed Company Manual but Hawaiian Electric is exempt from NYSE listing standards 303A.04, 303A.05 and 303A.06, which require listed companies to have nominating/corporate governance, compensation and audit committees.
Although not required by NYSE rules to do so, Hawaiian Electric has established one standing committee, the Hawaiian Electric Audit Committee, and voluntarily endeavors to comply with NYSE and SEC requirements regarding audit committee composition. The current members of the Hawaiian Electric Audit Committee are nonemployee directors Timothy E. Johns (chairperson), Peggy Y. Fowler and Don E. Carroll. All committee members are independent and qualified to serve on the committee pursuant to NYSE and SEC requirements. Each of Timothy E. Johns and Peggy Y. Fowler has been determined by the Hawaiian Electric Board to be an “audit committee financial expert” on the Hawaiian Electric Audit Committee.
The Hawaiian Electric Audit Committee operates and acts under a written charter approved by the Hawaiian Electric Board and available on HEI’s website at www.hei.com. The Hawaiian Electric Audit Committee is responsible for overseeing (1) Hawaiian Electric’s financial reporting processes and internal controls, (2) the performance of Hawaiian Electric’s internal auditor, (3) risk assessment and risk management policies set by management and (4) the Corporate Code of Conduct compliance program for Hawaiian Electric and its subsidiaries. In addition, the committee provides input to the HEI Audit Committee regarding the appointment, compensation and oversight of the independent registered public accounting firm that audits HEI’s and Hawaiian Electric’s consolidated financial statements and maintains procedures for receiving and reviewing confidential reports of potential accounting and auditing concerns.
In 2013, the Hawaiian Electric Audit Committee held four meetings. At each meeting, the committee held executive sessions without management present with the independent registered public accounting firm that audits HEI’s and Hawaiian Electric’s consolidated financial statements and the HEI and Hawaiian Electric internal auditor.
Attendance at Hawaiian Electric Board and Committee meetings
In 2013, there were seven regular meetings and one special meeting of the Hawaiian Electric Board. All Hawaiian Electric directors attended at least 75% of the combined total number of meetings of the Hawaiian Electric Board and the Hawaiian Electric Audit Committee (for those who served on such committee).
Family relationships; executive officer and director arrangements
There are no family relationships between any executive officer, director or director nominee of Hawaiian Electric and any other executive officer, director or director nominee of Hawaiian Electric. There are no arrangements or understandings between any executive officer, director or director nominee of Hawaiian Electric and any other person pursuant to which such executive officer, director or director nominee was selected.
Code of Conduct
The HEI Board has adopted a Corporate Code of Conduct that applies to all of HEI’s subsidiaries, including Hawaiian Electric, and which includes a code of ethics applicable to, among others, Hawaiian Electric’s principal executive officer, principal financial officer and principal accounting officer. The Corporate Code of Conduct is available on HEI’s website at www.hei.com. Hawaiian Electric elects to disclose the information required by Form 8-K, Item 5.05, “Amendments to the Registrant’s Code of Ethics, or Waiver of a Provision of the Code of Ethics,” through this website and such information will remain available on this website for at least a 12-month period.
Section 16(a) beneficial ownership reporting compliance
Section 16(a) of the 1934 Exchange Act requires Hawaiian Electric’s executive officers, controller, directors and persons who own more than ten percent of a registered class of Hawaiian Electric’s equity securities to file reports of ownership and changes in ownership with the SEC. Such reporting persons are also required by SEC regulations to furnish Hawaiian Electric with copies of all Section 16(a) forms they file. Based solely on its review of such forms provided to it during 2013, or written representations from some of those persons that no Forms 5 were required from such persons, Hawaiian Electric believes that each of the persons required to comply with Section 16(a) of the 1934 Exchange Act with respect to Hawaiian Electric, including its executive officers, controller, directors and persons who own more than ten percent of a registered class of Hawaiian Electric’s equity securities, complied with the reporting requirements of Section 16(a) of the 1934 Exchange Act for 2013.

ITEM 11.	EXECUTIVE COMPENSATION
Compensation Discussion & Analysis
This section describes Hawaiian Electric’s executive compensation program and the compensation decisions made for Hawaiian Electric’s 2013 named executive officers, who are listed below:

Name	Title
Richard M. Rosenblum	Hawaiian Electric Company President & Chief Executive Officer (CEO)
Tayne S. Y. Sekimura	Hawaiian Electric Senior Vice President and Chief Financial Officer
Dan V. Giovanni	Hawaiian Electric Senior Vice President, Operations
Stephen M. McMenamin	Hawaiian Electric Senior Vice President and Chief Information Officer
Patricia U. Wong	Hawaiian Electric Senior Vice President, Corporate Services
Robert A. Alm	Former Hawaiian Electric Executive Vice President, resigned in August 2013

Executive Summary
Guiding Principles. In designing Hawaiian Electric’s executive compensation program and making compensation decisions, the HEI Compensation Committee and Hawaiian Electric Board follow these guiding principles:

•	Pay should reflect Company performance, particularly over the long-term,

•	Compensation programs should align executive interests with those of our shareholders, customers and employees,

•	Programs should be designed to attract, motivate and retain talented executives who can drive the Company’s success, and

•	The cost of programs should be reasonable while maintaining their purpose and benefit.
Key Design Features. The compensation program for Hawaiian Electric’s named executive officers is simple and straight-forward, and is comprised of four primary elements – base salary, performance-based annual cash incentive, performance-based long-term equity incentives and restricted stock units (RSUs) that vest in installments over four years. With these elements, named executive officers’ total compensation opportunity is designed to provide a balance between fixed and variable (performance-based) pay and between short-term and long-term components. Other named executive officer benefits include double-trigger change-in-control agreements for certain executives, eligibility to participate in retirement and nonqualified deferred compensation plans, and minimal perquisites.
2013 Performance. In 2013, Hawaiian Electric continued to focus on its critical role in achieving the state’s clean energy goal of 40% of electricity sales from renewable sources by 2030, among the most aggressive in the nation. Hawaiian Electric surpassed Hawaii's goal of 15% of energy sales from renewables by 2015, meeting 18% of customers' electricity needs with renewable sources and avoiding the equivalent of 2.9 million barrels of oil. Hawaiian Electric also led the nation in integrating customer-sited solar in 2013. In addition, Hawaiian Electric achieved cost efficiencies, improved customer service, safety and employee engagement, and executed its infrastructure investment plan to strengthen electric grid reliability and support the move to clean energy.
A more detailed description of our 2013 results is set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K.
Pay for Performance. The compensation our named executive officers earned for 2013 reflects Hawaiian Electric’s 2013 performance as well as its performance over the three-year period that ended December 31, 2013:

•
Hawaiian Electric net income, plant additions, safety, customer satisfaction, service levels, employee engagement and renewable energy projects were the key 2013 annual incentive performance metrics for Hawaiian Electric named executive officers. Each named executive officer except for the Hawaiian Electric CEO also had individual goals. For metrics other than individual goals, in 2013 Hawaiian Electric achieved between threshold and target for two metrics, between target and maximum for three metrics, and above maximum for two metrics, resulting in payment of annual incentives at 114% of target.  For further detail, please see “Annual Incentives” below.

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Long-term incentives comprise a significant portion of each Hawaiian Electric named executive officer’s pay opportunity.  For the three-year period that ended December 31, 2013, the Hawaiian Electric named executive officer performance metrics were HEI total shareholder return relative to the Edison Electric Institute Index (HEI Relative TSR), Hawaiian Electric three-year return on average common equity (ROACE) as a percentage of the ROACE allowed by the Hawaii Public Utilities Commission (PUC) for the period, and three-year average net income. The three-year average ROACE as a percentage of PUC-allowed ROACE result was just above the threshold level, while results for three-year average net income and HEI Relative TSR were below the threshold level for the performance period. As a result, for the 2011-13 long-term incentive plan, Hawaiian Electric named executive officers received 18% of the target award (paid in shares plus compounded dividend equivalents).  For further detail, please see “Long-Term Incentives – 2011-13 Long-Term Incentive Plan” below.

The Hawaiian Electric Board and HEI Compensation Committee believe that Hawaiian Electric’s executive compensation program serves the company’s pay-for-performance objective and is structured to encourage participants to build long-term value for the benefit of all stakeholders, including shareholders, customers and employees.
Compensation Process
Roles in Determining Compensation
Hawaiian Electric Board and HEI Compensation Committee. The Hawaiian Electric Board does not have a separate compensation committee. Rather, the entire Hawaiian Electric Board serves as Hawaiian Electric’s compensation committee and oversees Hawaiian Electric executive compensation matters. In addition, as part of its responsibility to oversee compensation programs at HEI and its subsidiaries, the HEI Compensation Committee assists the Hawaiian Electric Board by approving performance- and equity-based compensation for ratification by the Hawaiian Electric Board and making recommendations to the Hawaiian Electric Board regarding other executive compensation matters. Hawaiian Electric director Thomas B. Fargo, who is also an HEI director, is the chairperson of the HEI Compensation Committee. Hawaiian Electric director Don E. Carroll attends meetings of the HEI Compensation Committee as a non-voting representative of the Hawaiian Electric Board.
The HEI Compensation Committee fulfills its responsibilities to assist the Hawaiian Electric Board regarding executive compensation matters by engaging annually in a rigorous process to arrive at compensation recommendations regarding the named executive officers. In the course of this process, the HEI Compensation Committee:

•	Engages in extensive deliberations in meetings held over several months

•	Consults with its independent compensation consultant during and outside of meetings

•	Focuses on Hawaiian Electric’s long-term strategy and nearer-term goals to achieve that strategy in setting performance metrics and goals

•
Reviews tally sheets for each named executive officer to understand how the elements of compensation relate to each other and to the compensation package as a whole (the tally sheets include fixed and variable compensation, minimal perquisites and change in pension value and also show historical compensation)

•	Examines data and analyses prepared by its independent compensation consultant concerning peer group selection, comparative compensation data and evolving best practices

•	Reviews Hawaiian Electric performance and discusses assessments of the individual performance of senior members of management

•	Analyzes the reasonableness of incentive payouts in light of the long-term benefits to all stakeholders

•	Considers trends in payouts to determine whether incentive programs are working effectively

•	Reviews risk assessments conducted by the HEI and Hawaiian Electric Enterprise Risk Management functions to determine whether compensation programs and practices carry undue risk
Early each year, the HEI Compensation Committee determines payouts under incentive plans ending in the prior year, establishes performance metrics and goals for incentive plans beginning that year and recommends to the Hawaiian Electric Board the level of compensation and mix of pay elements for each named executive officer.
The Hawaiian Electric Board discusses evaluations of the Hawaiian Electric CEO’s performance, considers HEI Compensation Committee recommendations concerning his pay and determines his compensation. The Hawaiian Electric Board also reviews HEI Compensation Committee recommendations concerning the other named executive officers and approves their compensation.
Hawaiian Electric Chairman of the Board Constance H. Lau, who is also HEI President & CEO and an HEI director and is not compensated by Hawaiian Electric, participates in deliberations of the HEI Compensation Committee in recommending, and of the Hawaiian Electric Board in determining, compensation for Hawaiian Electric’s CEO and other Hawaiian Electric named executive officers.
Executive Officers. The Hawaiian Electric CEO, who is also a Hawaiian Electric director, assesses the performance of the other named executive officers and makes recommendations to the HEI Compensation Committee with respect to their level of compensation and mix of pay elements. He also participates in deliberations of the Hawaiian Electric Board in acting on the HEI Compensation Committee’s recommendations regarding the other named executive officers. He does not participate in the deliberations of the HEI Compensation Committee to recommend, or of the Hawaiian Electric Board to determine, his own compensation.
Hawaiian Electric management supports the HEI Compensation Committee in executing its responsibilities by providing materials for HEI Compensation Committee meetings (including tally sheets and recommendations regarding performance metrics, goals and pay mix); attending portions of HEI Compensation Committee meetings as appropriate to provide perspective and expertise relevant to agenda items; and supplying data and information as requested by the HEI Compensation Committee and/or its independent compensation consultant.
Compensation Consultant & Consultant Independence. Independent compensation consultant Frederic W. Cook & Co. Inc. (Fred Cook & Co.) is retained by, and reports directly to, the HEI Compensation Committee. Fred Cook & Co. provides the HEI Compensation Committee with independent expertise on market practices and developments in executive compensation, compensation program design, peer group composition, and competitive pay levels, and provides related research, data and analysis. Fred Cook & Co. also advises the HEI Compensation Committee regarding analyses and proposals presented by management. A representative of Fred Cook & Co. generally attends HEI Compensation Committee meetings, participates in Committee executive sessions, and communicates directly with the Committee.
In early 2014, as in 2013, the HEI Compensation Committee evaluated Fred Cook & Co.’s independence, taking into account all relevant factors, including factors specified in NYSE listing standards and the absence of other relationships between Fred Cook & Co. and HEI, Hawaiian Electric and their directors and executive officers. Based on its review of such factors, and based on Fred Cook & Co.’s independence policy, which was shared with the HEI Compensation Committee, the Committee concluded that Fred Cook & Co. is independent and that the work of Fred Cook & Co. has not raised any conflict of interest.
Use of Comparative Market Data
Benchmarking. The HEI Compensation Committee considers comparative market compensation as a reference in determining pay levels and mix of pay components. While the Committee believes Hawaiian Electric named executive officer target compensation opportunity (comprised of base salary, target annual performance-based incentive, target long-term performance-based incentive and time-vested RSUs) should be at approximately the comparative market median, the Committee may decide that an executive’s pay opportunity should be higher or lower based on internal equity or the executive’s level of responsibility, experience, expertise, performance, and retention and succession considerations.
Comparative market data used in setting 2013 executive pay consisted of information from public company proxy statements for peer group companies and data from the Towers Watson Energy Services Survey. Comparative market data available in late 2012 was used to establish the 2013 target compensation opportunity. As compared to such data, the 2013 target compensation opportunity for all named executive officers, except for Mr. McMenamin, was below the comparative market median. The 2013 target compensation opportunity for Mr. McMenamin was at approximately the comparative market median.
Peer Groups. The HEI Compensation Committee annually reviews the peer groups used in benchmarking for Hawaiian Electric executive compensation, with analysis and recommendations provided by Fred Cook & Co.
For 2013 compensation, the HEI Compensation Committee used one peer group for the compensation of Mr. Rosenblum (the same peer group that applied to the compensation for HEI’s named executive officers) and used a separate peer group for the other Hawaiian Electric named executive officers.
The criteria for determining the HEI and Hawaiian Electric peer groups applicable to 2012 compensation were established in 2010, with the only changes from 2010 to 2012 being the removal of companies that had been acquired. When the criteria were established in 2010, HEI’s and Hawaiian Electric’s revenues were at the median of their peer groups but had outgrown the median since that time. Thus, for 2013, the HEI Compensation Committee determined, with input from Fred Cook & Co., that the peer groups should be reset to situate HEI and Hawaiian Electric at the median for revenues. The selection criteria and resulting 2013 HEI and Hawaiian Electric peer groups are set forth below.

	HEI 2013 Peer Group (applies to Mr. Rosenblum)		Hawaiian Electric 2013 Peer Group (applies to all other named executive officers)
Selection Criteria	· Electric and multi-utility companies · Revenue balanced in a range of 1/2 to 2x HEI’s revenue · Market cap and location as secondary considerations · Available compensation data
·   Electric utilities with primarily regulated operations
·   Revenue balanced in a range of 1/2 to 2x Hawaiian
     Electric’s revenue
·   Market cap and location as secondary considerations
·   Available compensation data

Peer Group for 2013 Compensation	Alliant Energy CMS Energy Great Plains Energy Integrys Energy MDU Resources NiSource NV Energy OGE Energy	Pepco Holdings Pinnacle West Portland General Electric SCANA TECO Energy Vectren Westar Energy Wisconsin Energy	Alliant Energy Avista Great Plains Energy Integrys Energy MDU Resources NiSource NV Energy OGE Energy Pepco Holdings	Pinnacle West PNM Resources Portland General Electric SCANA TECO Energy UNS Energy Vectren Westar Energy Wisconsin Energy

Italicized companies were new for 2013. The following companies in our 2012 peer groups were removed for 2013: DPL (removed from HEI and Hawaiian Electric peer groups due to acquisition); Black Hills, Cleco, IDACORP and NorthWestern (removed from HEI and Hawaiian Electric peer groups because their revenues did not fit size criteria) and PNM Resources and UNS Energy (removed from HEI peer group because their revenues did not fit size criteria).

Relationship between Compensation Programs and Risk Management
Hawaiian Electric’s compensation policies and practices are designed to encourage executives to build value for shareholders, while considering key stakeholders (including customers and employees), and to discourage decisions that introduce inappropriate risks.
Hawaiian Electric’s Enterprise Risk Management (ERM) function is principally responsible for identifying and monitoring risk at Hawaiian Electric and its subsidiaries, and for reporting high risk areas to the Hawaiian Electric Board and Hawaiian Electric Audit Committee. Hawaiian Electric’s ERM function is part of HEI’s overall ERM function, which is responsible for identifying and monitoring risk throughout the HEI companies and for reporting on areas of significant risk to the HEI Board and designated board committees. As a result, all Hawaiian Electric and HEI directors, including those who serve on the HEI Compensation Committee, are apprised of risks that could have a material adverse effect on Hawaiian Electric.
Risk Assessment. On an annual basis, the HEI Compensation Committee reviews a risk assessment of compensation programs in place at Hawaiian Electric and its subsidiaries, which is updated annually by the Hawaiian Electric and HEI ERM functions. As a result of its review of the risk assessment of compensation programs in place in 2013, the HEI Compensation Committee believes that Hawaiian Electric’s compensation plans do not encourage risk taking that is reasonably likely to have a material adverse effect on Hawaiian Electric, and has reported the risk assessment’s conclusions to the Hawaiian Electric Board.
Risk Mitigation Features of Compensation Programs. Hawaiian Electric’s compensation programs incorporate the following features to promote prudent decision-making and guard against excessive risk:

•
Financial performance objectives for the annual incentive program are linked to Board-approved budget guidelines, and nonfinancial measures (such as customer satisfaction, safety, employee engagement and renewable energy initiatives) are aligned with the interests of all Hawaiian Electric stakeholders.

•
An executive compensation recovery policy (“clawback policy”) permits recoupment of performance-based compensation paid to executives if they were to be found personally responsible for fraud, gross negligence or intentional misconduct that causes a restatement of Hawaiian Electric’s financial statements.

•	Financial opportunities under long-term performance-based incentives are greater than those under annual performance-based incentives, emphasizing long-term outcomes.

•
Share ownership and retention guidelines requiring Mr. Rosenblum to hold certain amounts of HEI Common Stock ensure that Hawaiian Electric’s chief executive has a substantial personal stake in the long-term performance of Hawaiian Electric and HEI. The guidelines specific to Mr. Rosenblum are discussed in the HEI 2014 Proxy Statement.

•	Payouts under the long-term incentive plan are 100% equity based, so executives share in the same upside potential and downside risk as all HEI shareholders.

•	Annual grants of RSUs and long-term performance-based incentives vest over a period of years to encourage sustained performance.

•
Performance-based plans use a variety of financial (e.g., net income, return on average common equity, plant additions) and nonfinancial performance metrics (e.g., customer satisfaction, safety, employee engagement and renewable energy initiatives) that correlate with long-term value creation for all stakeholders and are impacted by management decisions.

•
The Hawaiian Electric Board and HEI Compensation Committee continuously monitor Hawaiian Electric’s progress toward its goals in juxtaposition to risks faced by the enterprise, including through management presentations at quarterly meetings and through periodic written reports from management.

Compensation Elements and 2013 Pay Decisions
Elements and Objectives
The total compensation program for named executive officers is made up of the five components summarized below. Each component fulfills important objectives that reflect our focus on pay for performance, competitive programs to attract and retain talented executives, and aligning executive decisions with the interests of all stakeholders. These elements are described in further detail in the pages that follow.

Compensation Element (and where to learn more)	Summary	Objectives
Base Salary (page 12)	Fixed level of cash compensation, which may vary from peer group median based on performance, experience, responsibilities and other factors.	Attract and retain talented executives by providing competitive fixed cash compensation.
Annual Performance-Based Incentives (page 12)	Variable cash award based on achievement of pre-set performance goals for the year. Award opportunity is a percentage of base salary. Performance below threshold levels yields no incentive payment.
Drive achievement of key business results linked to long-term strategy and reward executives for their contributions to such results.

Balance compensation cost and return by paying awards based on performance.

Long-Term Performance-Based Incentives (page 14)
Variable equity award based on meeting pre-set performance objectives over a three-year period. Award opportunity is a percentage of base salary. Performance below threshold levels yields no incentive payment.

Motivate executives and align their interests with those of all stakeholders, including shareholders, by promoting long-term value growth and by paying awards in the form of equity.

Balance compensation cost and return by paying awards based on performance.

Annual Restricted Stock Unit (RSU) Grants (page 17)	Annual equity grants in the form of RSUs that vest in equal installments over 4 years. Amount of grant is a percentage of base salary.	Promote alignment of executive and shareholder interests by ensuring executives have significant ownership of HEI stock. Retain talented leaders through multi-year vesting.
Benefits (page 17)
Includes defined benefit pension plans and retirement savings plan, deferred compensation plans, double-trigger change-in-control agreements (for some executives), minimal perquisites and an executive death benefit plan (now frozen)

Enhance total compensation with meaningful and competitive broad-based and retirement benefits that promote peace of mind and contribute to financial security.

Double-trigger change-in-control agreements encourage focused attention of executives during major corporate transitions.

Changes to Elements in 2013
On an annual basis, the HEI Compensation Committee reviews and recommends for Hawaiian Electric Board approval each named executive officer’s target compensation opportunity, which is composed of four of the five elements in the chart above: base salary, annual incentive opportunity, long-term incentive opportunity and annual time-based RSU grant. The last three of these elements are established as a percentage of the named executive officer’s base salary.
The HEI Compensation Committee recommended, and the Hawaiian Electric Board approved, increases in some of these elements for 2013, as shown in the chart below. Mr. Rosenblum received modest increases to his base salary and annual incentive opportunity. The other named executive officers received increases to their base salaries and to the percentage of their base salary that comprises their long-term incentive opportunity. Ms. Sekimura’s annual incentive opportunity was also increased. Despite these changes, the 2013 target compensation opportunity for most of the named executive officers was below the median level for comparable positions at similar companies.

	Base Salary ($)		Annual Incentive (Target Opportunity[1] as % of Base Salary)		Long-term Incentive (Target Opportunity[1] as % of Base Salary)		Restricted Stock Units (Grant Value as % of Base Salary)
Name	2012	2013	2012	2013	2012-14	2013-15	2012	2013
Richard M. Rosenblum	605,000	617,100	70	75	90	same	50	same
Tayne S. Y. Sekimura	289,000	312,000	45	50	40	45	35	same
Dan V. Giovanni[2]	—	255,000	—	45	—	45	—	35
Stephen M. McMenamin	267,000	287,000	45	same	40	45	35	same
Patricia U. Wong	296,000	305,000	45	same	40	45	35	same
Robert A. Alm[3]	369,000	379,000	55	same	40	45	40	same

1	The threshold and maximum opportunities are 0.5 times target and 2 times target, respectively.

2	Mr. Giovanni became a Hawaiian Electric named executive officer in 2013. Since he was not a named executive officer in 2012, his 2012 information is not included in the chart above.

3
Mr. Alm resigned from Hawaiian Electric in August 2013, at which time he became a consultant to the Company. For a description of his consulting agreement with the Company, see "Consulting Agreement with Former Executive" below.

Base Salary
Base salaries for Hawaiian Electric named executive officers are reviewed and determined annually. In establishing its base salary recommendations, the HEI Compensation Committee considers competitive market data, internal equity, and each executive’s level of responsibility, experience, expertise, performance, and retention and succession considerations. The Committee strives to set base salaries at the competitive median, but may determine that the foregoing factors compel a higher or lower salary.
In February 2013, the Hawaiian Electric Board and HEI Compensation Committee determined that each of the named executive officers should receive a base salary increase to recognize their performance and to maintain the market competitiveness of their pay or, in some cases, to address the fact that the executive’s base salary was appreciably below median levels. The percentage increases were as follows: Mr. Rosenblum (2%), Ms. Sekimura (8%), Mr. McMenamin (7.5%), Ms. Wong (3%) and Mr. Alm (2.7%). The resulting 2013 named executive officer base salaries are shown above.
Annual Incentives
Hawaiian Electric named executive officers and other executives are eligible to earn an annual cash incentive award under the HEI Executive Incentive Compensation Plan (EICP) based on the achievement of performance goals for the year. Each year, the HEI Compensation Committee determines, and the Hawaiian Electric Board ratifies, the target annual incentive opportunity for each named executive officer, performance metrics for the year, and goals for achievement in those metrics.
2013 Target Annual Incentive Opportunity
The target annual incentive opportunity is a percentage of base salary, with the threshold and maximum opportunities equal to 0.5 times and 2 times target, respectively. In establishing the target percentage for each named executive officer, the HEI Compensation Committee takes into account the mix of pay elements, competitive market data, internal equity, prior year performance and other factors described above under “Base Salary.”
The 2013 target annual incentive opportunities for the named executive officers are shown in the table above. For 2013, the HEI Compensation Committee recommended, and the Hawaiian Electric Board approved, raising the target opportunity for Mr. Rosenblum (from 70% to 75%) and Ms. Sekimura (from 45% to 50%) to increase the proportion of their compensation that is tied to performance and to more closely reflect annual incentive opportunities for similar positions at comparable companies.
2013 Performance Metrics, Goals and Results
The performance metrics for the annual incentives are chosen because they connect directly to Hawaiian Electric’s strategic priorities and correlate with creating long-term value for all stakeholders, including shareholders, customers and employees. The 2013 metrics promote strengthened financial condition, more resilient systems, safer workplaces, greater customer satisfaction and employee engagement, and progress toward Hawaii’s renewable energy goals.
In addition to selecting performance metrics, the HEI Compensation Committee determines, and the Hawaiian Electric Board ratifies, the level of achievement required to attain the threshold, target and maximum goal for each metric. The level of difficulty of the goals reflects the Committee’s and the Board’s belief that incentive pay should be motivational – that is, the goals should be challenging but achievable – and that such pay should be balanced with reinvestment in the Company and return to shareholders. Consistent with this approach, the HEI Compensation Committee and Hawaiian Electric Board believe threshold should represent solid performance with positive financial/operating results, target should denote achievable goals that include a stretch factor and maximum should signify truly exceptional performance.
The target level for financial goals, such as net income and plant additions, is generally set at the level of the Board-approved budget, which represents the level of accomplishment Hawaiian Electric seeks to achieve for the year. In setting the threshold and maximum levels, the Committee and Board consider whether the risks to accomplishing the budget weigh more heavily toward the downside and how challenging it would be to achieve incremental improvements over the target level.
The chart below identifies the 2013 annual incentive metrics, the objective each measure serves, the level of achievement required to reach the threshold, target and maximum levels for each metric, and the results attained for 2013.

2013 Annual Incentive	Weighting		Goals			2013
Performance Metrics & Why We Use Them	CEO	Other NEOs	Threshold	Target	Maximum	Results
Net Income[1] focuses on fundamental earnings growth, which correlates to shareholder value and supports reinvestment in the utility.	50%	40%	$112M	$125M	$137M	$123M
Plant Additions[2] recognizes execution of the utility’s robust plant additions program, which is needed to achieve clean energy goals and maintain reliable service.	10%	10%	$307M	$341M	$375M	$358M
Safety[3] rewards improvements in workplace safety, promoting employee wellbeing and reducing expense.	10%	10%	1.68 TCIR	1.46 TCIR	1.24 TCIR	1.59 TCIR
Renewable Energy[4] encourages development and integration of additional renewable energy into the utility’s system.	5%	5%	100 GWh	150 GWh	200 GWh	275 GWh
Employee Engagement5 rewards growth in employee dedication and motivation, which are crucial to achieving the utility's objectives.	10%	10%	67.9%	70.2%	72.5%	70.7%
Customer Satisfaction[6] focuses on improving the customer experience through all points of contact with the utility.	10%	10%	57	58	67	61
Service Levels[7] promotes improvements in call center response rates.	5%	5%	45%	50%	65%	67%
Individual Goals[8] focus executives on objectives specific to their respective areas of responsibility.	N/A	10%	Meet minimum milestones	Meet target milestones	Meet maximum milestones	Varies by Individual

1	For 2013, Net Income represents Hawaiian Electric’s consolidated GAAP net income for the year.

2	Plant Additions represents consolidated plant additions to the utility rate base, net of in-kind contributions in aid of construction.

3
Safety is measured by consolidated Total Cases Incident Rate (TCIR), a standard measure of employee safety. TCIR equals the number of Occupational Safety and Health Administration recordable cases as of 12/31/13 × 200,000 productive hours divided by productive hours for the year. The lower the TCIR the better.

4
For 2013, Renewable Energy represents gigawatt hours (GWh) of additional renewable energy acquired during the year by Hawaiian Electric and its subsidiaries through a variety of methods, including new power purchase agreements, new generation projects, new biofuel supply contracts, and net energy metering and feed-in-tariff projects.

5
Employee Engagement is based on employee engagement surveys conducted by a third party vendor and compares consolidated utility employee engagement to that of general industry and to utilities in particular.

6	Customer Satisfaction is measured on a consolidated basis and is based on customer surveys conducted by a third party vendor.

7	Service Levels is measured on a consolidated basis and represents the percentage of calls answered in thirty seconds or less.

8	Individual Goals relate to operational objectives within the individual executive’s area of responsibility. The Hawaiian Electric CEO did not have individual goals.
Based on the level of performance achieved above, in February 2014 the HEI Compensation Committee approved and the Hawaiian Electric Board ratified the following 2013 annual incentive payouts. The payout amounts are also shown in the Summary Compensation Table on page 22 in the “Non-equity Incentive Plan Compensation” column. The range of possible annual incentive payouts for 2013 is shown in the Grants of Plan Based Awards table on page 24.

Name	2013 Annual Incentive Payout ($)
Richard M. Rosenblum	$526,262
Tayne S. Y. Sekimura	162,982
Dan V. Giovanni	131,361
Stephen M. McMenamin	134,930
Patricia U. Wong	163,981
Robert A. Alm*	145,187
* Mr. Alm resigned from the Company in August 2013. Pursuant to a consulting agreement he entered with the Company upon his resignation (see description under "Consulting Agreement with Former Executive" below), his long-term incentive payout was prorated for his months of service in 2013. The chart above shows the prorated payout.
Long-Term Incentives
Hawaiian Electric named executive officers and other executives are also eligible to earn awards in the form of HEI Common Stock under the Long-term Incentive Plan (LTIP) based on achievement of Company performance goals over rolling three-year periods. These incentives are designed to reward executives for long-term value growth that benefits all stakeholders, including customers and shareholders. Because awards are in the form of HEI Common Stock, executives are exposed to the risk of change in HEI's stock price during the performance period. The three-year performance periods foster a long-term perspective and provide balance with the shorter-term focus of the annual incentive program. In addition, the overlapping three-year performance periods encourage sustained high levels of performance because at any one time three separate potential awards are affected by current performance.
Similar to the annual incentives, in developing long-term incentives, the HEI Compensation Committee recommends and the Hawaiian Electric Board approves the target incentive opportunity for each executive, performance metrics for the three-year period and goals for achievement in each metric.
2013-15 Long-Term Incentive Plan
2013-15 Target Long-Term Incentive Opportunity
As with the annual incentives, the target long-term incentive opportunity is a percentage of base salary, with the threshold and maximum opportunities equal to 0.5 times and 2 times target, respectively. In establishing the target percentage for each executive, the HEI Compensation Committee considers the mix of pay elements, competitive market data, internal equity, prior year performance and other factors described above under “Base Salary.”
The 2013-15 target long-term incentive opportunities for the named executive officers are shown on page 12. For 2013-15 long-term incentives, the HEI Compensation Committee recommended, and the Hawaiian Electric Board approved, raising the target opportunity from 40% to 45% for all named executive officers except for Mr. Rosenblum, whose target long-term incentive opportunity was the same percentage of salary as in the prior period. The Committee and Board determined that the increases for the other named executive officers were necessary to place greater emphasis on long-term performance and to more closely reflect long-term incentive opportunities for similar positions at comparable companies.
Since long-term incentive payouts are in the form of HEI Common Stock, the award opportunities were converted into a potential number of shares to be received at threshold, target and maximum performance based on the fair market value of HEI Common Stock on the date the award opportunities were established. The range of possible 2013-15 long-term incentive payouts is shown in the Grants of Plan Based Awards table on page 24.
2013-15 Performance Metrics and Goals
The performance metrics for long-term incentives are chosen for their relationship to long-term value growth and alignment with Hawaiian Electric's multi-year strategic plans.
In addition to selecting performance metrics, the HEI Compensation Committee determines, and the Hawaiian Electric Board ratifies, the level of achievement required to attain the threshold, target and maximum goal for each metric. The same principles that are followed in establishing annual incentive goals apply to long-term incentive goals. As such, the level of difficulty of the goals reflects the Committee’s and the Board’s belief that incentive pay should be motivational – that is, the goals should be challenging but achievable – and that such pay should be balanced with reinvestment in the Company and return to shareholders. Consistent with this approach, the Committee and Board believe threshold should represent solid performance with positive financial/operating results, target should denote achievable goals that include a stretch factor and maximum should signify truly exceptional performance.

The target level for financial goals, such as three-year ROACE and three-year average net income, relate to the levels Hawaiian Electric seeks to achieve over the performance period. In setting the threshold and maximum levels, the Committee and Board consider whether the risks to accomplishing those levels weigh more heavily toward the downside and how challenging it would be to achieve incremental improvements over the target result. For the 2013-15 period, the Committee chose and the Hawaiian Electric Board ratified the metrics and goals in the following chart.

2013-15 Long-Term Incentive		Goals
Performance Metrics & Why We Use Them	Weighting*	Threshold	Target	Maximum
HEI Relative TSR[1] compares the value created for HEI shareholders to that created by other investor-owned electric companies over the 3-year period.	50%	30th percentile	50th percentile	75th percentile
3-year ROACE as a % of Allowed Return[2] measures Hawaiian Electric’s performance in attaining the level of ROACE it is permitted to earn by its regulator. The focus on ROACE encourages improved return compared to the cost of capital.	25%	74%	84%	94%
3-year Average Net Income[3] focuses on Hawaiian Electric’s fundamental earnings growth, which correlates to shareholder value and supports reinvestment in the utility.	25%	$136.5M	$147.1-156.2M	$166.8M
* All named executive officers have the same weightings for the 2013-15 long-term incentive plan metrics.

1
HEI Relative TSR compares HEI’s TSR to that of the companies in the Edison Electric Institute (EEI) Index (see Appendix A for the companies that comprised the EEI Index in 2013). For LTIP purposes, TSR is the sum of the growth in price per share of HEI Common Stock based on the December month-average share price at the beginning of the performance period compared to the December month-average share price at the end of the performance period, plus dividends during the period, assuming reinvestment, divided by the beginning December month-average share price.

2
3-year ROACE as a % of Allowed Return is Hawaiian Electric's consolidated average ROACE for the performance period compared to the weighted average of the allowed ROACE for Hawaiian Electric, Maui Electric and Hawaii Electric Light as determined by the PUC for the same period.

3	3-year Average Net Income is Hawaiian Electric’s average consolidated GAAP net income over the performance period, adjusted for exclusions allowed by the HEI Compensation Committee.
Shareholders, customers and employees all benefit when the above goals are met. From a historical perspective, long-term incentive payouts are not easy to achieve, nor are they guaranteed. Achievement of these goals makes Hawaiian Electric and HEI stronger financially, enabling Hawaiian Electric and HEI to raise capital at favorable rates for reinvestment in the utilities and supporting shareholder dividends. Hawaiian Electric and its subsidiaries face significant external challenges in the 2013-15 period. Extraordinary leadership on the part of the named executive officers will be needed to achieve the long-term objectives required for them to earn the incentive payouts.
2011-13 Long-Term Incentive Plan
The Hawaiian Electric Board and HEI Compensation Committee established the 2011-13 long-term incentive opportunities, performance metrics and goals in February 2011. Those decisions were described in the Hawaiian Electric Form 10-K for the year ended December 31, 2011 and are summarized again below to provide context for the results and payouts for the 2011-13 period.
2011-13 Target Long-Term Incentive Opportunity
In February 2011, the HEI Compensation Committee established, and the Hawaiian Electric Board ratified, the following 2011-13 target incentive opportunities as a percentage of named executive officer base salary:

Name*	2011-13 Target Opportunity** (as % of Base Salary)
Richard M. Rosenblum	90%
Tayne S. Y. Sekimura	40%
Stephen M. McMenamin	40%
Patricia U. Wong	40%
Robert A. Alm	40%
* Mr. Giovanni was not a named executive officer when the 2011-13 target opportunities were established. He participated in the 2011-13 cycle under criteria established for him before he became a named executive officer.
**The threshold and maximum opportunities were 0.5 times target and 2 times target, respectively.

Since the payouts are in the form of HEI Common Stock, the award opportunities were converted into a potential number of shares to be received at threshold, target and maximum performance based on the fair market value of HEI Common Stock on the date the award opportunities were established.
2011-13 Performance Metrics, Goals and Results
The HEI Compensation Committee established, and the Hawaiian Electric Board approved, the 2011-13 performance metrics and goals in the chart below in February 2011. The performance metrics were selected for their correlation with long-term growth in value and alignment with Hawaiian Electric’s multi-year strategic plans. The 2011-13 Results column shows the level of achievement attained in each metric.
The 2011-13 results incorporate decisions of the Committee and the Board to exclude the impact of unusual material events that impacted Hawaiian Electric’s results in each of 2011 and 2012. With respect to 2011, in February 2012 the Committee and Board approved the exclusion of an after-tax write-down of approximately $6 million that related to costs for a transmission project, consistent with a regulatory settlement. For 2012, the Committee and Board approved in February 2013 the exclusion of an after-tax write-down of approximately $24 million that resulted from a regulatory settlement which was designed to benefit the Company, its customers and its shareholders over a multi-year period. Anticipated benefits of the settlement included the ability to recover $52 million in costs and the acceleration of cost recovery each year from 2014 to 2017 for the largest utility. In reaching their decision to exclude the impact of the write-down for purposes of incentive compensation, the Committee and Board considered that, on a non-adjusted basis, in 2012 Hawaiian Electric achieved among its strongest performance in the past decade, the settlement and related write-down were not contemplated at the time the performance goals were established, the settlement and write-down were in the long-term best interests of Hawaiian Electric and all stakeholders, and executives should be encouraged to take such actions.

2011-13 Long-Term Incentive		Goals			2011-13
Performance Metrics & Why We Use Them	Weighting*	Threshold	Target	Maximum	Results
HEI Relative TSR compares the value created for HEI shareholders to that created by other investor-owned electric companies over the 3-year period.	40%	30th percentile	50th percentile	75th percentile	27th percentile
3-year ROACE as a % of Allowed Return measures Hawaiian Electric’s performance in attaining the level of ROACE it is permitted to earn by its regulator. The focus on ROACE encourages improved return compared to the cost of capital.	30%	79%	84%	89%	80%
3-year Avg. Net Income focuses on Hawaiian Electric’s fundamental earnings growth, which correlates to shareholder value and supports reinvestment in the utility.	30%	$118M	$131M	$144M	$117M
* All named executive officers had the same weightings for the 2011-13 long-term incentive plan metrics.

1
HEI Relative TSR compares HEI’s TSR to that of the companies in the Edison Electric Institute (EEI) Index (see Appendix A for the companies that comprised the EEI Index in 2013). For LTIP purposes, TSR is the sum of the growth in price per share of HEI Common Stock based on the December month-average share price at the beginning of the performance period to the December month-average share price at the end of the performance period, plus dividends during the period, assuming reinvestment, divided by the beginning December month-average share price.

2
3-year ROACE as a % of Allowed Return represents Hawaiian Electric's consolidated average ROACE for the performance period compared to the weighted average of the allowed ROACE for Hawaiian Electric, Maui Electric and Hawaii Electric Light as determined by the Hawaii Public Utilities Commission for the same period. The calculation of Hawaiian Electric consolidated average ROACE included the adjustments described above, both for net income and common equity.

3
The 3-year Average Net Income result is based on the average of 2011 and 2012 Hawaiian Electric consolidated net income adjusted as described above and 2013 GAAP net income. See Appendix B for a reconciliation of the GAAP and non-GAAP results.

Based on the level of performance achieved above, in February 2014 the HEI Compensation Committee approved and the Hawaiian Electric Board ratified the following actual 2011-13 long-term incentive payouts. Dividend equivalent shares accrued during the period on the number of shares earned and were paid along with the shares, as shown below.

Name*	Payout (Shares)	Dividend Equivalent (DE) Shares	Total (Payout plus DE Shares)
Richard M. Rosenblum	3,909	614	4,523
Tayne S. Y. Sekimura	811	127	938
Stephen M. McMenamin	762	120	882
Patricia U. Wong	851	134	985
Robert A. Alm**	936	147	1,083
* Mr. Giovanni was not a named executive officer when the 2011-13 target opportunities were established. He received a payout for the 2011-13 cycle under criteria established for him before he became a named executive officer.
** Mr. Alm resigned from the company in August 2013. Pursuant to a consulting agreement he entered with the Company upon his resignation (see description under "Consulting Agreement with Former Executive" below), his long-term incentive payout was prorated for his months of service in 2011-13. The chart above shows the prorated payout.

2012-14 Long-Term Incentive Plan
Hawaiian Electric’s 2012-14 long-term incentive plan was described on pages 19-20 of Exhibit 99.3 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The exclusion described above with respect to 2012 results for purposes of the 2011-13 long-term incentive plan will also apply for 2012 results for purposes of the 2012-14 long-term incentive plan.
Restricted Stock Units
Hawaiian Electric named executive officers are eligible to receive annual equity-based grants in the form of RSUs that vest over a four-year period. RSUs offer executives the opportunity to receive shares of HEI Common Stock when the restrictions lapse, generally subject to continued employment with the Company.  The amount of the annual RSU grant is a percentage of the executive’s base salary as shown on page 12. These awards are designed to focus executives on creating long-term value for shareholders and other stakeholders. Since they take four years to fully vest, the RSUs also promote retention. The RSUs vest and convert to shares of HEI Common Stock (plus compounded dividend equivalent shares on earned shares) in equal annual installments beginning one year from the date of grant. The number of shares awarded to each named executive officer under the 2013 RSU grants are set forth in the 2013 Grants of Plan-Based Awards table on page 24.
Benefits
Retirement
Hawaiian Electric provides retirement benefits to named executive officers to promote financial security in recognition of years of service and to attract and retain high-quality leaders.
Hawaiian Electric employees, including named executive officers, are eligible to participate in the HEI Retirement Plan, which is a tax-qualified defined benefit pension plan, and to save for retirement on a tax-deferred basis through HEI’s 401(k) Plan, which does not provide matching contributions for participants who joined the Company before May 1, 2011. In 2011, HEI amended the HEI Retirement Plan and HEI 401(k) Plan to create a new benefit structure for employees hired on or after May 1, 2011. Employees covered by the new benefit structure receive a reduced pension benefit under the HEI Retirement Plan, but are eligible for limited matching contributions under the HEI 401(k) Plan.  These changes are intended to lower the cost of pension benefits over the long term. None of the named executive officers receive matching contributions under the HEI 401(k) Plan, since all of them joined Hawaiian Electric prior to May 1, 2011.
Additional retirement benefits that cannot be paid from the HEI Retirement Plan due to Internal Revenue Code limits are provided to Hawaiian Electric named executive officers and other executives through the nonqualified HEI Excess Pay Plan. Benefits under the HEI Excess Pay Plan are determined using the same formula as the HEI Retirement Plan, but are not subject to the Internal Revenue Code limits on the amount of annual compensation that can be used for calculating benefits under qualified retirement plans and on the amount of annual benefits that can be paid from qualified retirement plans.  This allows those participating in the HEI Excess Pay Plan a total retirement benefit at the same general percentage of final average pay afforded to other employees under the HEI Retirement Plan. When he joined the Company in 2009, Mr. Rosenblum received two years of additional credited service for purposes of calculating his retirement benefit under the HEI Excess Pay Plan. In 2013, all Hawaiian Electric named executive officers, except for Mr. Giovanni, participated in the HEI Excess Pay Plan. Retirement benefits are discussed in further detail in the 2013 Pension Benefits table and related notes below.

Deferred Compensation Plans
Hawaiian Electric provides named executive officers and other executives the opportunity to participate in plans that allow them to defer compensation and the resulting tax liability. Hawaiian Electric named executive officers may participate in the HEI Deferred Compensation Plan, a nonqualified deferred compensation plan implemented in 2011 that allows deferral of portions of the participants’ cash compensation, with certain limitations, and provides investment opportunities that are substantially similar to those available under the HEI 401(k) Plan. There are no matching or other employer contributions under the HEI Deferred Compensation Plan.  Hawaiian Electric named executive officers are also eligible to defer payment of annual and long-term incentive awards and the resulting tax liability under a prior HEI nonqualified deferred compensation plan. No Hawaiian Electric named executive officer participated in either of the HEI nonqualified deferred compensation plans in 2013.
Executive Death Benefit Plan (now frozen)
In September 2009, HEI froze the Executive Death Benefit Plan of HEI and Participating Subsidiaries, which provides death benefits to an executive’s beneficiaries following the executive’s death while employed or after retirement. As part of the freeze, HEI closed the plan to new participants and ceased all benefit accruals for current participants (i.e., there will be no increase in death benefits due to salary increases after September 9, 2009). Under contracts with Executive Death Benefit Plan participants in effect before September 2009, the death benefits were grossed up for tax purposes. This treatment was considered appropriate because the executive death benefit is a form of life insurance and traditionally life insurance proceeds have been tax-exempt. All of the named executive officers except Mr. McMenamin are covered under the Executive Death Benefit Plan; Mr. McMenamin was not covered because he was not a participant in the plan prior to the date it was frozen. Death benefits are discussed in further detail in the 2013 Pension Benefits table and related notes below.
Change-in-Control Agreements
Mr. Rosenblum and Ms. Wong are the only Hawaiian Electric named executive officers who are parties to a change-in-control agreement.
The Hawaiian Electric Board and HEI Compensation Committee consider change-in-control agreements to be an appropriate tool to recruit executives as an expected part of their compensation package, to encourage the continued attention of executives to the performance of their duties without distraction in the event of a potential change in control and to assist in retaining key executives. Change-in-control agreements can protect against executive flight during a transaction when key executives might, in the absence of the agreement, leave the Company and accept employment elsewhere.
The change-in-control agreements for Mr. Rosenblum and Ms. Wong are “double trigger,” which means that the executives receive severance payments only if there is both a change in control and they lose their jobs as a result. The agreements provide for a cash lump sum payment of two times base salary plus annual incentive for Mr. Rosenblum and one times base salary plus annual incentive for Ms. Wong. The annual incentive amount is the greater of the current annual incentive target or the largest actual annual incentive payout received by the executive during the preceding three fiscal years.  Aggregate payments under these agreements are limited to the maximum amount deductible under Section 280G of the Internal Revenue Code and there are no tax gross ups with respect to payments under these agreements.  Payment of severance benefits under the agreements is conditioned on the Company receiving a release of claims by the executive.
The change-in-control agreements have initial terms of two years and automatically renew for an additional year on each anniversary unless 90 days’ notice of nonrenewal is provided by either party, so that the protected period is at least one year upon nonrenewal. The agreements remain in effect for two years following a change in control. The agreements define a change in control as a change in ownership of HEI, a substantial change in the voting power of HEI’s securities or a change in the majority of the composition of the HEI Board following the consummation of a merger, tender offer or similar transaction. Mr. Rosenblum’s agreement also defines a change in control as a change in ownership of Hawaiian Electric.  Change-in-control benefits are discussed in further detail in the Potential Payments upon Termination or Change in Control section and related notes below.
Consulting Agreement with Former Executive
Mr. Alm resigned from Hawaiian Electric on August 30, 2013. Upon his resignation, Mr. Alm entered into an agreement with Hawaiian Electric, under which he would provide certain consulting services for the two-year period beginning September 1, 2013. Under the agreement, in exchange for consulting services Hawaiian Electric agreed to pay Mr. Alm a consulting retainer equal to his annual base salary in effect on August 30, 2013, paid in two installments. The first installment (50% of the aggregate fee) was paid on October 3, 2013; the second and final installment (50% of the aggregate fee) is scheduled to be paid within thirty days of September 1, 2014. As noted under "Elimination of Most Tax Gross-Ups" below, Hawaiian Electric also agreed to pay the amount of Hawaii general excise tax applicable to Mr. Alm's consulting fees. This treatment was deemed appropriate because it is consistent with the Company's standard practices for outside consultant and vendor contracts. Pursuant to the agreement, Hawaiian Electric also agreed to pay Mr. Alm a prorated portion of his unvested RSUs as if he had retired instead of resigned, as well as a prorated portion of any annual and long-term performance-based incentive payments for performance periods during which he was employed by the Company, in the same manner as if he had retired rather than resigned. The HEI Compensation Committee and Hawaiian Electric Board considered this treatment to be appropriate because Mr. Alm was eligible for retirement when he elected to resign. Hawaiian Electric will also reimburse Mr. Alm for travel and business expenses associated with rendering consulting services to Hawaiian Electric.

Minimal Perquisites
Hawaiian Electric provides minimal other compensation to the named executive officers because such items are commonly provided to business executives in Hawaii, such as club memberships primarily for the purpose of business entertainment, or are necessary to recruit executives, such as relocation expenses or extra weeks of vacation.  Hawaiian Electric may, from time to time, reimburse for reasonable business-related expenses. In 2013, the Company paid club membership dues for Mr. Rosenblum for the primary purpose of business entertainment expected of executives in his position. In addition, he had two weeks of vacation more per year than an employee with similar length of service would receive. For further description of perquisites, see footnote 5 to the 2013 Summary Compensation Table on page 22.
Additional Policies and Information
Prohibition on Hedging and Pledging
HEI’s Insider Trading Policy prohibits all directors, officers and employees of HEI and its subsidiaries (as well as the spouses, minor children, adult family members sharing the same household and any other person for whom the director, officer or employee exercises substantial control over such person’s securities trading decisions) from trading in options, warrants, puts, calls or similar instruments on HEI securities, making short sales in such securities, holding such securities in margin accounts or pledging such securities.
Executive Compensation Clawback Policy
HEI has a formal executive compensation clawback policy that applies to any performance-based compensation awarded to an executive officer, including Hawaiian Electric executive officers. Under that policy, in the event the financial statements of HEI or Hawaiian Electric are significantly restated, the Hawaiian Electric and HEI Boards and the HEI Compensation Committee will review the circumstances that caused the need for the restatement and determine whether fraud, gross negligence or intentional misconduct were involved. If so, the Hawaiian Electric and HEI Boards may direct the Company to recover all or a portion of the performance-based award from the executive officer(s) found personally responsible. The SEC is required to issue regulations concerning clawback policies pursuant to the Dodd-Frank Act. HEI will amend its clawback policy to ensure it is consistent with such rules as and when required.
Elimination of Most Tax Gross-Ups
Hawaiian Electric has eliminated nearly all tax gross-ups. There are no tax gross-ups on club membership initiation fees or dues or in the change-in-control agreements. Under a consulting agreement entered with Mr. Alm upon his departure from Hawaiian Electric, Mr. Alm receives payment to cover the amount of Hawaii general excise tax applicable to his consulting fees. This treatment was deemed appropriate because it is consistent with the Company's standard practices for outside consultant and vendor contracts. As discussed under “Executive Death Benefit Plan (now frozen),” tax gross-ups of death benefits have been restricted to the executives who participated in the Executive Death Benefit Plan prior to September 2009 (when the plan was frozen). As noted in that discussion, such tax gross-ups are pursuant to contracts in effect prior to September 2009 and were considered appropriate because executive death benefits are a form of life insurance, the proceeds of which have traditionally been tax-exempt.
Tax and Accounting Impacts on Compensation Design
In designing compensation programs, the HEI Compensation Committee considers tax and accounting implications of its decisions, along with other factors described in this Compensation Discussion & Analysis.
Tax Matters. A key tax consideration is the potential impact of Section 162(m) of the Internal Revenue Code. Section 162(m) disallows a publicly traded company a federal income tax deduction for compensation over $1 million paid to the CEO or any of the next three most highly compensated executive officers (other than the chief financial officer), unless the amount above $1 million meets the requirements to be deemed performance-based compensation. Hawaiian Electric’s incentive compensation plans and awards are generally intended to comply with Section 162(m), although the Hawaiian Electric Board and HEI Compensation Committee may award compensation that is not deductible if they believe it is reasonable and appropriate to do so. Another tax consideration factored into the design of Hawaiian Electric’s compensation programs is compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in deferred compensation arrangements.
Accounting Matters. In establishing performance goals for equity compensation, the HEI Compensation Committee considers the impact of accounting rules in determining how discretion may be used. Accounting rules also prescribe the way in which compensation is expensed. For example, under GAAP, compensation is generally expensed when earned. Financial Accounting Standards Board ASC Topic 718 generally requires that equity compensation awards be accounted for based on their grant date fair value and vesting periods. The Hawaiian Electric Board and HEI Compensation Committee may determine that there should not be any incentive payout that would result solely from a new way of accounting for a financial measure or vice versa.

Hawaiian Electric Board and HEI Compensation Committee Report
The Hawaiian Electric Board and the HEI Compensation Committee have reviewed and discussed with management the foregoing Compensation Discussion & Analysis. Based on such review and discussion, the HEI Compensation Committee recommended to the Hawaiian Electric Board, and taking into account such recommendation the Hawaiian Electric Board approved, that the Compensation Discussion & Analysis be included in this Exhibit 99.1 and incorporated by reference in the Hawaiian Electric 2013 Annual Report on Form 10-K with which this Exhibit 99.1 is filed.
Hawaiian Electric Board of Directors
Constance H. Lau, Chairman
Don E. Carroll
Thomas B. Fargo
Peggy Y. Fowler
Timothy E. Johns
Micah A. Kane
Bert A. Kobayashi, Jr.
Richard M. Rosenblum
Kelvin H. Taketa

Compensation Committee of the HEI Board of Directors
Thomas B. Fargo, Chairperson
A. Maurice Myers
Jeffrey N. Watanabe
Compensation Committee Interlocks and Insider Participation
The Hawaiian Electric Board does not have a separate compensation committee. Rather, the entire Hawaiian Electric Board serves as Hawaiian Electric’s compensation committee and oversees Hawaiian Electric executive compensation matters. In addition, as part of its responsibility to oversee compensation programs at HEI and its subsidiaries, the HEI Compensation Committee assists the Hawaiian Electric Board by approving performance- and equity-based compensation for ratification by the Hawaiian Electric Board and making recommendations to the Hawaiian Electric Board regarding other executive compensation matters. Hawaiian Electric director Thomas B. Fargo, who is also an HEI director, is the chairperson of the HEI Compensation Committee. Hawaiian Electric director Don E. Carroll attends meetings of the HEI Compensation Committee as a non-voting representative of the Hawaiian Electric Board.
During the last fiscal year, the following Hawaiian Electric officers, who are also directors of Hawaiian Electric, participated in deliberations of the Hawaiian Electric Board regarding Hawaiian Electric executive compensation matters:

•
Hawaiian Electric Chairman of the Board Constance H. Lau, who is also HEI President & CEO and an HEI director and is not compensated by Hawaiian Electric, participated in deliberations of the HEI Compensation Committee in recommending, and of the Hawaiian Electric Board in determining, compensation for Hawaiian Electric’s President & CEO and other Hawaiian Electric named executive officers.

•
Hawaiian Electric President and CEO Richard M. Rosenblum, who is also a Hawaiian Electric director, was responsible for evaluating the performance of the other Hawaiian Electric named executive officers and other Hawaiian Electric senior officers based on performance goals and subjective measures, and for proposing compensation for those officers to the HEI Compensation Committee for recommendation to the Hawaiian Electric Board. Mr. Rosenblum did not participate in the deliberations of the HEI Compensation Committee to recommend, or of the Hawaiian Electric Board to determine, his own compensation, but did participate in deliberations of the Hawaiian Electric Board to determine the compensation of the other Hawaiian Electric named executive officers.

EXECUTIVE COMPENSATION TABLES
Summary Compensation Table
The following table shows Hawaiian Electric named executive officer total compensation for 2011, 2012 and 2013 as calculated under Securities and Exchange Commission (SEC) rules. Cash compensation earned for the applicable year is reported in the "Salary," "Bonus" and "Non-equity Incentive Plan Compensation" columns, and, in one case, in the "All Other Compensation" column. The "Stock Awards" column is comprised of (i) the opportunity to earn shares of HEI Common Stock in the future if performance metrics are achieved and (ii) shares that vest over time and may be forfeited in whole or in part if the executive leaves before the applicable vesting period ends. The "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column sets forth the change in value of pension and executive death benefits, which can fluctuate significantly from year to year based on changes in discount rates and other actuarial assumptions. "Total Without Change in Pension Value" shows how the change in value of pension and executive death benefits impacts total compensation as determined under SEC rules. All compensation amounts presented for Mr. Rosenblum are the same amounts that are presented for him in the HEI 2014 Proxy Statement.
2013 SUMMARY COMPENSATION TABLE

Name and 2013 Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Non-equity Incentive Plan Compen- sation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compen- sation ($) (5)	Total Without Change in Pension Value ($) (6)	Total ($)
Richard M. Rosenblum	2013	617,100	—	923,846	526,262	180,770	27,509	2,094,717	2,275,487
President and Chief Executive Officer	2012	605,000	—	886,652	484,378	482,246	29,210	2,005,240	2,487,486
	2011	602,000	—	873,872	529,013	337,515	25,696	2,030,581	2,368,096
Tayne S. Y. Sekimura	2013	312,000	—	264,731	162,982	—	—	739,713	739,713
Senior Vice President and Chief Financial Officer	2012	289,000	—	225,171	122,735	472,413	—	636,906	1,109,319
	2011	281,000	—	229,667	142,960	256,733	—	653,627	910,360
Dan V. Giovanni	2013	255,000	—	216,359	131,361	57,484	—	602,720	660,204
Senior Vice President, Operations

Stephen M. McMenamin	2013	287,000	—	243,545	134,930	67,057	—	665,475	732,532
Senior Vice President and Chief Information Officer	2012	267,000	—	208,030	125,407	119,374	23,609	624,046	743,420
	2011	264,000	—	176,176	102,687	80,096	27,344	570,207	650,303
Patricia U. Wong	2013	305,000	—	258,801	163,981	—	—	727,782	727,782
Senior Vice President, Corporate Services	2012	296,000	—	230,621	139,028	516,093	—	665,649	1,181,742
	2011	295,000	—	241,116	151,068	303,615	—	687,184	990,799
Robert A. Alm	2013	252,667	—	340,567	145,187	—	201,246	939,667	939,667
Former Executive Vice President *	2012	369,000	—	305,931	191,534	309,727	—	866,465	1,176,192
	2011	365,000	—	316,593	208,044	309,198	—	889,637	1,198,835
* Resigned from Hawaiian Electric in August 2013.

1.
Bonus. Represents any cash bonus not awarded under a nonequity incentive plan. None of the named executive officers have received any such bonus in the years covered by the above table. Cash incentive compensation awarded under nonequity incentive plans is reported under “Nonequity Incentive Plan Compensation.”

2.
Stock Awards. These amounts represent the aggregate grant date fair value of stock awards granted in the years shown computed in accordance with FASB ASC Topic 718. Stock awards include restricted stock units (RSUs) and performance award opportunities under the long-term incentive plan (LTIP) established during the year to the extent any actual award at the end of the LTIP performance period is payable in stock (based on probable outcome of performance conditions as of the grant date). Any payment under the 2013-15 LTIP will be determined based on performance over the 2013-15 period and will be paid in 2016. Mr. Alm will not receive a payment under the 2013-15 LTIP because he resigned from the Company before satisfying the minimum service requirement for the performance period. See the 2013 Grants of Plan-Based Awards table below for the portion of the amount in the Stock Awards column above that is composed of 2013 grants of RSUs and performance award opportunities under the 2013-15 LTIP. Assuming achievement of the highest level of performance conditions, the maximum value of the performance awards payable in 2016 under the 2013-15 LTIP would be: Mr. Rosenblum $1,230,565; Ms. Sekimura $311,100; Mr. Giovanni $254,261; Mr. McMenamin $286,163; Ms. Wong $304,097; and, in the case of Mr. Alm, would have been $377,889 if he had not resigned from the Company in 2013. The assumptions underlying the amounts set out for RSUs and performance awards are described in Note 11 to the Consolidated Financial Statements in our Annual Report on Form 10-K.

3.
Non-equity Incentive Plan Compensation. These amounts represent payouts under the annual incentive plan, called the Executive Incentive Compensation Plan (EICP), earned for the years shown. EICP payouts are made in cash. For 2011, the amount in this column also included the cash portion of the LTIP payout for the 2009-11 period. No portion of the 2010-12 or 2011-13 LTIP payouts were in cash (100% was in HEI Common Stock), so no LTIP payout is reflected in this column for 2012 and 2013. Mr. Alm's 2013 EICP payout was prorated based on his months of service in 2013, in accordance with the terms of a consulting agreement he entered with the Company upon his resignation. For further information on the consulting agreement, see "Consulting Agreement with Former Executive" above.

4.
Change in Pension Value and Nonqualified Deferred Compensation Earnings. These amounts represent the change in present value of the accrued pension and executive death benefits from beginning of year to end of year for 2011, 2012 and 2013. These amounts are not current payments. Pension and executive death benefits are only paid after retirement or death, as applicable. The amounts in this column depend heavily on changes in actuarial assumptions, such as discount rates. For a further discussion of the applicable plans, see the 2013 Pension Benefits table and related notes below. No Hawaiian Electric named executive officer currently participates in either of the HEI nonqualified deferred compensation plans and none of them had above-market or preferential earnings on nonqualified deferred compensation for the periods covered in the table above. Changes in present value that are negative are reported as zero in the table above. Ms. Sekimura, Ms. Wong and Mr. Alm had negative change in pension value in 2013.

5.
All Other Compensation. Mr. Rosenblum received club membership dues and had two more weeks of vacation than employees with similar length of service would typically receive. Pursuant to a consulting agreement entered with Mr. Alm upon his departure from Hawaiian Electric, Mr. Alm received consulting fees of $189,500 (the first of two equal installments) and payment of $8,929 to cover the Hawaii general excise tax applicable to such fees. See "Consulting Agreement with Former Executive" above for further discussion of Mr. Alm's consulting agreement. Mr. Alm also received club membership dues during his service with the Company in 2013. The total value of perquisites and other personal benefits provided by or paid by Hawaiian Electric was less than $10,000 for each of Ms. Sekimura, Mr. Giovanni, Mr. McMenamin and Ms. Wong.  The value of such perquisites and other personal benefits is therefore not included in the table above.

6.
Total Without Change in Pension Value. Total Without Change in Pension Value represents total compensation as determined under SEC rules, minus the change in pension value amount reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column. This column is included because the magnitude of the change in pension value in a given year is largely determined by actuarial assumptions, such as discount rates, and does not reflect decisions made by the HEI Compensation Committee or Hawaiian Electric Board for that year or the actual benefit to be received by the recipient. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column and are not a substitute for total compensation.

Additional narrative disclosure about salary, bonus, stock awards, non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation, and other compensation can be found in the Compensation Discussion & Analysis above.

Grants of Plan-Based Awards
The table below shows cash performance award opportunities under the 2013 annual incentive plan, equity performance award opportunities under the long-term incentive plan for performance over the 2013-15 period and payable in 2016 and RSUs granted in 2013 under the 2010 Equity and Incentive Plan.
2013 GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	Grant Date Fair Value of Stock Awards ($) (4)
Name	Grant Date	Thres- hold ($)	Target ($)	Maximum ($)	Thres- hold (#)	Target (#)	Maximum (#)
Richard M. Rosenblum	2/4/13 EICP	231,413	462,825	925,650	—	—	—	—	—
	2/4/13 LTIP	—	—	—	10,327	20,654	41,308	—	615,283
	2/4/13 RSU	—	—	—	—	—	—	11,475	308,563
Tayne S. Y. Sekimura	2/4/13 EICP	78,000	156,000	312,000	—	—	—	—	—
	2/4/13 LTIP	—	—	—	2,611	5,221	10,443	—	155,531
	2/4/13 RSU	—	—	—	—	—	—	4,061	109,200
Dan V. Giovanni	2/4/13 EICP	57,375	114,750	229,500	—	—	—	—	—
	2/4/13 LTIP	—	—	—	2,134	4,267	8,535	—	127,111
	2/4/13 RSU	—	—	—	—	—	—	3,319	89,248
Stephen M. McMenamin	2/4/13 EICP	64,575	129,150	258,300	—	—	—	—	—
	2/4/13 LTIP	—	—	—	2,401	4,803	9,606	—	143,084
	2/4/13 RSU	—	—	—	—	—	—	3,736	100,461
Patricia U. Wong	2/4/13 EICP	68,625	137,250	274,500	—	—	—	—	—
	2/4/13 LTIP	—	—	—	2,552	5,104	10,208	—	152,048
	2/4/13 RSU	—	—	—	—	—	—	3,970	106,753
Robert A. Alm	2/4/13 EICP	104,225	208,450	416,900	—	—	—	—	—
	2/4/13 LTIP	—	—	—	3,171	6,343	12,685	—	188,961
	2/4/13 RSU	—	—	—	—	—	—	5,638	151,606

EICP	Executive Incentive Compensation Plan (annual incentive)

LTIP	Long-Term Incentive Plan (2013-15 period)

RSU	Restricted Stock Units

1.
Estimated Future Payouts Under Non-Equity Incentive Plan Awards. Shows possible cash payouts under the 2013 EICP based on meeting performance goals set in February 2013 at threshold, target and maximum levels. Actual payouts for the 2013 EICP are reported in the 2013 Summary Compensation Table above.

2.
Estimated Future Payouts Under Equity Incentive Plan Awards. Represents number of shares of stock that may be issued under the 2013-15 LTIP based upon the achievement of performance goals set in February 2013 at threshold, target and maximum levels and vesting at the end of the three-year performance period. Unless otherwise provided by separate agreement (see note 9 to the 2013 Termination/Change-in-Control Payment Table), LTIP awards are forfeited for terminations of employment during the vesting period, except for terminations due to death, disability or retirement, which allow for pro-rata participation based upon completed months of service after a minimum number of months of service in the performance period. Dividend equivalent shares, not included in the chart, compound over the period at the actual dividend rate and are paid at the end of the performance period based on actual shares earned.

3.
All Other Stock Awards: Number of Shares of Stock or Units. Represents number of RSUs awarded in 2013 that will vest and be issued as unrestricted stock in four equal annual increments on the grant date anniversary if the awardee has remained with the Company until that time. Unless otherwise provided by separate agreement (see note 9 to the 2013 Termination/Change-in-Control Payment Table), the awards are forfeited for terminations of employment during the vesting period, except for terminations due to death, disability or retirement, which allow for pro-rata vesting up to the date of termination. Unless otherwise provided by separate agreement (see note 9 to the 2013 Termination/Change-in-Control Payment Table), receipt of RSU awards is subject to continued employment and expiration of the applicable vesting period. Dividend equivalents accrue quarterly based on the actual dividend rate and are paid in cash in conjunction with the annual installment vesting.

4.
Grant Date Fair Value of Stock Awards. Grant date fair value for shares under the 2013-15 LTIP is estimated in accordance with the fair-value based measurement of accounting as described in FASB ASC Topic 718 based on the probable outcome of the performance conditions as of the grant date. The assumptions and methodologies used to calculate the amounts reported are described in Note 11 (Share-based compensation) to the Consolidated Financial Statements in our Annual Report on Form 10-K. Grant date fair value for RSUs is based on the closing price of HEI Common Stock on the NYSE on the date of the grant of the award.

Outstanding Equity Awards at Fiscal Year-End
OUTSTANDING EQUITY AWARDS AT 2013 FISCAL YEAR-END

	Option Awards						Stock Awards
				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)					Equity Incentive Plan Awards
		Number of Securities Underlying Unexercised Options					Shares or Units of Stock That Have Not Vested (1)		Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Name	Grant Year	Exer-ciseable (#)	Unexer-ciseable (#)		Option Exercise Price ($)	Option Expira- tion Date	Number (#)	Market Value ($) (2)
Richard M. Rosenblum	2010	—	—	—	—	—	10,000	260,600	—	—
	2011	—	—	—	—	—	4,827	125,792	—	—
	2012	—	—	—	—	—	8,733	227,582	10,479	273,083
	2013	—	—	—	—	—	11,475	299,039	10,327	269,122
	Total	—	—	—	—	—	35,035	913,013	20,806	542,205
Tayne S. Y. Sekimura	2005	6,000	—	—	26.18	4/7/2015	—	—	—	—
	2010	—	—	—	—	—	4,000	104,240	—	—
	2011	—	—	—	—	—	1,971	51,364	—	—
	2012	—	—	—	—	—	2,920	76,095	2,225	57,984
	2013	—	—	—	—	—	4,061	105,830	2,611	68,043
	Total	6,000	—	—	—	—	12,952	337,529	4,836	126,027
Dan V. Giovanni	2012	—	—	—	—	—	—	—	856	22,307
	2013	—	—	—	—	—	3,319	86,493	2,134	55,612
	Total	—	—	—	—	—	3,319	86,493	2,990	77,919
Stephen M. McMenamin	2010	—	—	—	—	—	2,000	52,120	—	—
	2011	—	—	—	—	—	1,058	27,571	—	—
	2012	—	—	—	—	—	2,698	70,310	2,056	53,579
	2013	—	—	—	—	—	3,736	97,360	2,402	62,596
	Total	—	—	—	—	—	9,492	247,361	4,458	116,175
Patricia U. Wong	2010	—	—	—	—	—	4,000	104,240	—	—
	2011	—	—	—	—	—	2,070	53,944	—	—
	2012	—	—	—	—	—	2,991	77,945	2,279	59,391
	2013	—	—	—	—	—	3,970	103,458	2,552	66,505
	Total	—	—	—	—	—	13,031	339,587	4,831	125,896
Robert A. Alm	2005	12,000	—	—	26.18	4/7/2015	—	—	—	—
	2010	—	—	—	—	—	5,000	130,300	—	—
	2011	—	—	—	—	—	854	22,255	—	—
	2012	—	—	—	—	—	829	21,604	1,578	41,123
	2013	—	—	—	—	—	822	21,421	—	—
	Total	12,000	—	—	—	—	7,505	195,580	1,578	41,123

1.
Shares or Units of Stock That Have Not Vested. The 2010 RSUs were cliff vested and become unrestricted on May 11, 2014. The 2011, 2012 and 2013 RSUs become unrestricted in equal annual increments over the four-year period beginning February 4, 2011, February 3, 2012 and February 4, 2013, respectively.

2.	Market Value. Market value is based upon the closing price of HEI Common Stock on the NYSE of $26.06 as of December 31, 2013.

3.
Number of Unearned Shares, Units or Other Rights That Have Not Vested. Represents shares of stock that would be issued under the 2012-14 LTIP and 2013-15 LTIP based upon achievement of performance goals at the threshold level at the end of the three-year performance periods.

Option Exercises and Stock Vested
2013 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Richard M. Rosenblum	—	—	16,462	(1)	507,048
			4,523	(2)	115,201
Tayne S. Y. Sekimura	—	—	3,504	(1)	104,870
			938	(2)	23,891
Dan V. Giovanni			364	(2)	9,271
Stephen M. McMenamin	—	—	1,471	(1)	41,146
			882	(3)	22,465
Patricia U. Wong	—	—	4,578	(1)	139,100
			985	(2)	25,088
Robert A. Alm	—	—	4,950	(1)	147,722
			1,083	(2)	27,584

1.
Represents the number of shares acquired on vesting (and dividend equivalents paid in shares) of RSUs granted on February 20, 2009, February 4, 2011 and February 3, 2012 and vesting in February 2013. Value realized on vesting also includes dividend equivalents (based on the number of shares vested and paid in cash) as follows: Mr. Rosenblum $60,542; Ms. Sekimura $9,883; Mr. McMenamin $1,312; Ms. Wong $14,964; and Mr. Alm $13,546.

Name	Number of Shares Vested	Compounded Dividend Equivalents	Total Shares Acquired on Vesting
Richard M. Rosenblum	16,323	139	16,462
Tayne S.Y. Sekimura	3,458	46	3,504
Stephen M. McMenamin	1,428	43	1,471
Patricia U. Wong	4,531	47	4,578
Robert A. Alm	4,882	68	4,950

2.
Represents the number of shares acquired upon vesting (and dividend equivalents paid in stock on earned shares) of performance share awards under the 2011-13 LTIP, which were payable in stock at the end of the performance period. Mr. Giovanni was not a named executive officer when the 2011-13 LTIP opportunities were established, but participated in the 2011-13 cycle based on criteria established for him before becoming a named executive officer. The HEI Compensation Committee certified the achievement of the applicable performance measures on February 5, 2014 and the shares are valued as of the date of payment. For further discussion of the payment of the performance shares in 2014, see “Long-Term Incentives – 2011-13 Long-Term Incentive Plan” above.

Name	Number of Shares Vested	Compounded Dividend Equivalents	Total Shares Acquired on Vesting
Richard M. Rosenblum	3,909	614	4,523
Tayne S.Y. Sekimura	811	127	938
Dan V. Giovanni	315	49	364
Stephen M. McMenamin	762	120	882
Patricia U. Wong	851	134	985
Robert A. Alm	936	147	1,083

Pension Benefits
The table below shows the present value as of December 31, 2013 of accumulated benefits for each of the Hawaiian Electric named executive officers and the number of years of service credited to each such executive under the applicable pension plan and executive death benefit plan, determined using the interest rate, mortality table and other assumptions described below, which are consistent with those used in HEI’s financial statements and described in Note 10 to the Consolidated Financial Statements in our Annual Report on Form 10-K:
2013 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (4)	Payments During the Last Fiscal Year ($)
Richard M. Rosenblum	HEI Retirement Plan (1)	5.0	381,677	—
	HEI Excess Pay Plan (2)	7.0	883,556	—
	HEI Executive Death Benefit (3)	—	450,588	—
Tayne S. Y. Sekimura	HEI Retirement Plan (1)	22.6	1,199,646	—
	HEI Excess Pay Plan (2)	22.6	210,235	—
	HEI Executive Death Benefit (3)	—	106,957	—
Dan V. Giovanni	HEI Retirement Plan (1)	12.4	763,579	—
	HEI Executive Death Benefit (3)	—	119,574	—
Stephen M. McMenamin	HEI Retirement Plan (1)	4.3	332,825	—
	HEI Excess Pay Plan (2)	4.3	29,837	—
Patricia U. Wong	HEI Retirement Plan (1)	23.6	1,657,716	—
	HEI Excess Pay Plan (2)	23.6	321,533	—
	HEI Executive Death Benefit (3)	—	154,212	—
Robert A. Alm	HEI Retirement Plan (1)	12.2	922,461	—
	HEI Excess Pay Plan (2)	12.2	472,628	—
	HEI Executive Death Benefit (3)	—	253,568	—

1.
The HEI Retirement Plan is the standard retirement plan for HEI and Hawaiian Electric employees. Normal retirement benefits under the HEI Retirement Plan for management employees hired before May 1, 2011, including all of the named executive officers, are calculated based on a formula of 2.04% × Credited Service (maximum 67%) × Final Average Compensation (average monthly base salary for highest thirty-six consecutive months out of the last ten years). The retirement benefit for bargaining unit employees is determined under a different formula per the collective bargaining agreement. Credited service is generally the same as the years of service with HEI or other participating companies (Hawaiian Electric, Hawaii Electric Light and Maui Electric). Credited service is also provided for limited unused sick leave and for the period a vested participant is on long-term disability. The normal form of benefit is a joint and 50% survivor annuity for married participants and a single life annuity for unmarried participants. Actuarially equivalent optional forms of benefit are also available. Participants who qualify to receive benefits immediately upon termination may also elect a single sum distribution of up to $100,000 with the remaining benefit payable as an annuity. Single sum distributions are not eligible for early retirement subsidies, and so may not be as valuable as an annuity at early retirement. Retirement benefits are increased by an amount equal to approximately 1.4% of the initial benefit every twelve months following retirement. The plan provides benefits at early retirement (prior to age 65), normal retirement (age 65), deferred retirement (over age 65) and death. Early retirement benefits are available for participants who meet certain age and service requirements at ages 50-64. Early retirement benefits are reduced for participants who retire prior to age 60, based on the participant’s age at the early retirement date. The accrued normal retirement benefit is reduced by an applicable percentage, which ranges from 30% for early retirement at age 50 to 1% at age 59. Accrued benefits are not reduced for eligible employees who retire at age 60 and above. As of December 31, 2013, Mss. Sekimura and Wong and Mr. Giovanni were eligible for early retirement benefits under the HEI Retirement Plan. As of December 31, 2013, Messrs. Rosenblum and McMenamin were not eligible for early retirement benefits under the HEI Retirement Plan and had no vested interest in the amounts reported above because they had not yet satisfied the five-year minimum service period that is required before vesting occurs. Mr. Rosenblum satisfied such service period as of January 2014. Mr. Alm resigned from Hawaiian Electric in August 2013 and his vested interest in the plan is shown above.

HEI and Hawaiian Electric employees who commence employment on or after May 1, 2011 receive reduced benefits under the HEI Retirement Plan (e.g., reduced benefit formula, later early retirement date and reduced early retirement benefits, and no post-retirement cost-of-living adjustment). These employees are eligible for a limited match under the HEI 401(k) Plan (50% match on the first 6% of compensation deferred). In addition, new eligibility rules and contribution levels applicable to certain HEI and Hawaiian Electric employees hired prior to May 1, 2011 and all employees hired on or after May 1, 2011 were adopted for postretirement welfare benefits.

2.
Benefits under the HEI Excess Pay Plan are determined using the same formula as the HEI Retirement Plan, but are not subject to the Internal Revenue Code limits on the amount of annual compensation that can be used for calculating benefits under qualified retirement plans ($255,000 in 2013 as indexed for inflation) or on the amount of annual benefits that can be paid from qualified retirement plans (the lesser of $205,000 in 2013 as indexed for inflation, or the participant’s highest average compensation over three consecutive calendar years). Benefits payable under the HEI Excess Pay Plan are reduced by the benefit payable from the HEI Retirement Plan.

Early retirement, death benefits and vesting provisions are similar to the HEI Retirement Plan. Benefit payments are made in cash. In 2013, all Hawaiian Electric named executive officers participated in the plan except for Mr. Giovanni. In 2009, the HEI Board approved an Addendum to the HEI Excess Pay Plan that granted Mr. Rosenblum an additional two years of credited service to be applied in the calculation of his benefit under the HEI Excess Pay Plan. This resulted in the present value of his accumulated benefit under the HEI Excess Pay Plan shown in the table above being $337,417 more than it would have been without the additional credited years (i.e., without the additional credited years, the present value of his accumulated benefit under the HEI Excess Pay Plan would have been $546,139). As of December 31, 2013, Mss. Sekimura and Wong were eligible for early retirement benefits under the HEI Excess Pay Plan. As of December 31, 2013, Messrs. Rosenblum and McMenamin were not eligible for early retirement benefits and had no vested interest in the amounts reported above because they had not yet satisfied the five-year minimum service period that is required before vesting occurs. Mr. Rosenblum satisfied such minimum service period as of January 2014. Mr. Alm resigned from Hawaiian Electric in August 2013 and his vested interest in the plan is shown above.

3.
As of December 31, 2013, all of the Hawaiian Electric named executive officers were covered by the Executive Death Benefit Plan of HEI and Participating Subsidiaries except for Mr. McMenamin. The plan provides death benefits equal to two times the executive’s base salary if the executive dies while actively employed or, if disabled, dies prior to age 65, and one times the executive’s base salary if the executive dies following retirement. Death benefits are grossed up by the amount necessary to pay income taxes on the grossed up benefit amount as an equivalent to the exempt status of death benefits paid from a life insurance policy. The plan was amended in September 2009 to close participation to new participants and freeze the benefit for existing participants. Under the amendment, death benefits including the grossed up amount will be based on salaries as of September 9, 2009. Mr. McMenamin was not a participant in the plan at the time it was frozen and is therefore not entitled to any benefits under the plan.

4.	The present value of accumulated benefits for the Hawaiian Electric named executive officers included in the 2013 Pension Benefits table was determined based on the following:
Methodology The present values are calculated as of December 31, 2013 based on the credited service and pay of the Hawaiian Electric named executive officer as of such date (or the date of termination of employment or benefit freeze, if earlier).
Assumptions

a.
Discount Rate – The discount rate is the interest rate used to discount future benefit payments in order to reflect the time value of money. The discount rates used in the present value calculations are 5.09% for retirement benefits and 5.03% for executive death benefits as of December 31, 2013.

b.
Mortality Table – The RP-2000 Mortality Table (separate male and female rates) projected seven years beyond the date of determination with Scale AA is used to discount future pension benefit payments in order to reflect the probability of survival to any given future date. For the calculation of the executive death benefit present value, the mortality table rates are multiplied by the death benefit to capture the death benefit payments assumed to occur at all future dates. Mortality is applied post-retirement only.

c.
Retirement Age – Each Hawaiian Electric named executive officer is assumed to remain in active employment until, and assumed to retire at, the earliest age when unreduced pension benefits would be payable, but no earlier than attained age as of December 31, 2013 (if later).

d.
Pre-Retirement Decrements – Pre-retirement decrements refer to events that could occur between the measurement date and the retirement age (such as withdrawal, early retirement, and death) that would impact the present value of benefits. No pre-retirement decrements are assumed in the calculation of pension benefit table present values. Pre-retirement decrements are assumed for financial statement purposes.

e.	Unused Sick Leave – Each Hawaiian Electric named executive officer is assumed to have accumulated 1,160 unused sick leave hours at retirement age.
Nonqualified Deferred Compensation
Although Hawaiian Electric named executive officers are eligible to participate in the HEI deferred compensation plans, which are described in the Compensation Discussion & Analysis above, no Hawaiian Electric named executive officer deferred any amount, and no Hawaiian Electric named executive officer had an account balance under those plans, during 2013.
Potential Payments Upon Termination or Change in Control
The table below shows the amount of potential payments to each Hawaiian Electric named executive officer in the event of retirement, voluntary termination, termination for cause, termination without cause and qualifying termination following a change in control, assuming termination occurred on December 31, 2013 (or, in the case of Mr. Alm, based on his resignation in August 2013). The amounts listed below are estimates except with respect to Mr. Alm; actual amounts to be paid to the other named executive officers would depend on the actual date of termination and circumstances existing at that time. Mr. Rosenblum and Ms. Wong are the only Hawaiian Electric named executive officers with a change-in-control agreement.

2013 TERMINATION/CHANGE-IN-CONTROL PAYMENT TABLE

Name/ Benefit Plan or Program	Retirement on 12/31/2013 ($) (1)	Voluntary Termination on 12/31/13 ($) (2)	Termination for Cause on 12/31/2013 ($) (3)	Termination without Cause on 12/31/13 ($) (4)	Qualifying Termination after Change in Control on 12/31/2013 ($) (5)
Richard M. Rosenblum
Executive Incentive Compensation Plan (6)	—	—	—	—	—
Long-Term Incentive Plan (7)	—	—	—	—	—
Restricted Stock Units (8)	—	—	—	—	—
Change-in-Control Agreement	—	—	—	—	2,917,067
TOTAL	—	—	—	—	2,917,067
Tayne S. Y. Sekimura
Executive Incentive Compensation Plan (6)	—	—	—	—	—
Long-Term Incentive Plan (7)	122,664	—	—	—	122,664
Restricted Stock Units (8)	157,969	—	—	—	337,529
TOTAL	280,633	—	—	—	460,193
Dan V. Giovanni
Executive Incentive Compensation Plan (6)	—	—	—	—	—
Long-Term Incentive Plan (7)	66,818	—	—	—	66,818
Restricted Stock Units (8)	18,019	—	—	—	86,493
TOTAL	84,837	—	—	—	153,311
Stephen M. McMenamin
Executive Incentive Compensation Plan (6)	—	—	—	—	—
Long-Term Incentive Plan (7)	—	—	—	—	113,153
Restricted Stock Units (8)	—	—	—	—	247,362
TOTAL	—	—	—	—	360,515
Patricia U. Wong
Executive Incentive Compensation Plan (6)	—	—	—	—	—
Long-Term Incentive Plan (7)	123,524	—	—	—	—
Restricted Stock Units (8)	159,064	—	—	—	—
Change-in-Control Agreement	—	—	—	—	1,099,215
TOTAL	282,588	—	—	—	1,099,215
Robert A. Alm*
Executive Incentive Compensation Plan (6)	—	—	—	—	—
Long-Term Incentive Plan (7)	—	—	—	—	—
Restricted Stock Units (8)	—	—	—	—	—
Post-Employment Consulting Agreement (9)	—	678,687	—	—	—
TOTAL	—	678,687	—	—	—
Note: All stock-based award amounts were valued using the HEI Common Stock 2013 year-end closing price of $26.06 per share. Other benefits that are available to all salaried employees on a non-discriminatory basis and perquisites aggregating less than $10,000 in value are not listed.

1.
Retirement Payments & Benefits. Only Ms. Sekimura, Ms. Wong and Mr. Giovanni were eligible for early retirement as of December 31, 2013 and accordingly no amounts are shown in this column for any other Hawaiian Electric named executive officer. Mr. Alm resigned from Hawaiian Electric in August 2013. Amounts in this column also do not include amounts payable under the 2013 EICP or the 2011-13 LTIP because those amounts would have vested without regard to retirement since December 31, 2013 was the end of the applicable performance periods. In addition to the amounts shown in this column, retired executives are entitled to receive their vested retirement plan benefits under all termination scenarios. See the 2013 Pension Benefits table above.

2.
Voluntary Termination Payments & Benefits. If a Hawaiian Electric named executive officer voluntarily terminates employment, he or she could lose any annual or long-term incentives based upon the HEI Compensation Committee’s right to amend, suspend or terminate any incentive award or any portion of it at any time. Unless otherwise provided by separate agreement (see note 9 below), voluntary termination results in the forfeiture of unvested RSUs, whether awarded under the 1987 Stock Option and Incentive Plan (SOIP) (under which no new awards may be made) or the 2010 Equity and Incentive Plan (EIP), and participation in incentive plans. If the executive has a change-in-control agreement, the executive’s entitlement to rights under such agreement would also end. Amounts in this column do not include amounts payable under the 2013 EICP or the 2011-13 LTIP because those amounts would have vested without regard to voluntary termination since December 31, 2013 was the end of the applicable performance periods.

3.
Termination for Cause Payments & Benefits. If the executive is terminated for cause, he or she could lose any annual or long-term incentives based upon the HEI Compensation Committee’s right to amend, suspend or terminate any incentive award or any portion of it at any time. “Cause” generally means a violation of the HEI Corporate Code of Conduct or, for purposes of awards under the SOIP and EIP, has the meaning set forth in those plans. Termination for cause results in the forfeiture of all unvested RSUs and participation in incentive plans. The executive’s entitlement to rights under his or her change-in-control agreement, if any, would also end and the executive’s benefit from the nonqualified retirement plans would be forfeited.

4.
Termination without Cause Payments & Benefits. If the executive is terminated without cause, he or she could lose any annual or long-term incentives based upon the HEI Compensation Committee’s right to amend, suspend or terminate any incentive award or any portion of it at any time. Unless otherwise provided by separate agreement, termination without cause results in the forfeiture of unvested RSUs, whether awarded under the SOIP or EIP. For executives who have stock appreciation rights, the executive would have one year from the date of termination without cause in which to exercise such rights.

5.
Change-in-Control Payments & Benefits. Of the Hawaiian Electric named executive officers, only Mr. Rosenblum and Ms. Wong have a change-in-control agreement. “Change in control,” as defined under the change-in-control agreements, generally means a change in ownership of HEI, a substantial change in the voting power of HEI’s securities or a change in the majority of the composition of the HEI Board following the consummation of a merger, tender offer or similar transaction. Mr. Rosenblum’s change-in-control agreement also defines a change in control essentially to include a change in ownership of Hawaiian Electric. There are no excise tax gross ups provided for in the agreements. The change-in-control agreements are also “double trigger,” meaning that severance payments are made only if a change in control occurs and the executive also loses his or her job under the qualifying circumstances described in his or her change-in-control agreement. Mr. Rosenblum’s and Ms. Wong’s change-in-control agreements provide lump sum severance multipliers of two times and one time, respectively, applied to the sum of the executive’s base salary and annual incentive compensation (determined to be the greater of the current target annual incentive compensation or the largest actual annual incentive compensation paid to the executive during the preceding three years). In addition, Mr. Rosenblum and Ms. Wong would receive continued life, disability, dental, accident and health insurance benefits for two years and one year, respectively, and a lump sum payment equal to the present value of the additional benefit they would have earned under their respective retirement and savings plans during the severance period. Mr. Rosenblum and Ms. Wong would also receive the greater of current target or actual projected annual and long-term incentive compensation, prorated if termination occurs during the first half of the applicable performance period and the full value if termination occurs after the first half of the applicable performance period. Any unvested RSUs will become vested and free of restrictions upon termination of employment following a change in control. Additional age and service credit is received for the severance period for purposes of determining retiree welfare benefit eligibility. Executives would receive financial, tax planning and outplacement services, capped at 15% of annual base salary. Payment would generally be delayed for six months following termination of employment to the extent required to avoid an additional tax under Section 409A of the Internal Revenue Code. Interest would accrue during the six-month delay period at the prevailing six-month certificate of deposit rate and payments would be set aside during that period in a grantor (rabbi) trust. All of the foregoing benefit amounts are included in this column but the total severance amount shown is limited to the maximum amount deductible under Section 280G of the Internal Revenue Code for each of Mr. Rosenblum and Ms. Wong. Payment of the foregoing benefits is subject to a release of claims by the applicable named executive officer.

For executives who do not have a change-in-control agreement, the SOIP and EIP and respective plan agreements provide for accelerated vesting or payments to be made to executives upon a change in control. The effects of a change in control on EICP and LTIP awards and RSUs for executives without a change-in-control agreement are described in notes 6, 7 and 8 below.

6.
Executive Incentive Compensation Plan (EICP). Upon death, disability or retirement, an executive would continue to participate in the EICP on a pro-rata basis if the executive had met minimum service requirements, with payment to be in a lump sum after the end of the year if applicable performance goals are achieved. For executives without a change-in-control agreement, the SOIP and EIP provide that in the event of termination following a change in control, the EICP award would be immediately paid out at target level for full-year performance. “Change in control” under the SOIP and EIP generally means a change in ownership of HEI, a substantial change in the voting power of HEI’s securities or a change in the majority of the composition of HEI’s Board following the consummation of a merger, a tender offer or similar transaction. For individuals with a change-in-control agreement, the provisions of footnote 5 apply and the resulting EICP payments are quantified as part of the Change-in-Control Agreement payment in the table above. Unless otherwise provided by separate agreement (see note 9 below), in termination scenarios other than a change in control, death, disability or retirement, participants who terminate during the plan cycle forfeit any accrued EICP award.

7.
Long-Term Incentive Plan (LTIP). Upon death, disability or retirement, an executive would continue to participate in each ongoing LTIP cycle on a pro-rata basis if the executive had met minimum service requirements, with payment to be a lump sum after the end of the performance period. The amounts shown are at target for goals deemed achievable (or below the threshold level if deemed unachievable at the date of termination) for all applicable plan years, prorated based upon service through December 31, 2013; actual payouts will depend upon performance achieved for the period. For executives without a change-in-control agreement, the SOIP and EIP provide that in the event of termination following a change in control, the LTIP award would be immediately paid out at target level, prorated for completed months of service in the performance period. “Change in control” under the SOIP and EIP generally means a change in ownership of HEI, a substantial change in the voting power of HEI’s securities or a change in the majority of the composition of HEI’s

Board following the consummation of a merger, a tender offer or similar transaction. For individuals with a change-in-control agreement, the provisions of footnote 5 apply and the value of the resulting LTIP payouts are quantified as part of the Change-in-Control Agreement payment in the table above. Unless otherwise provided by separate agreement (see note 9 below), in termination scenarios other than a change in control, death, disability or retirement, participants who terminate during the plan cycle forfeit any accrued LTIP award.

8.
Restricted Stock Units (RSUs). Upon termination due to death, disability or retirement, RSUs vest on a pro-rata basis (based on completed service in the applicable vesting period). For executives without a change-in-control agreement, the SOIP and EIP provide that in the event of termination following a change in control, RSUs become fully vested, payable or free from restrictions. “Change in control” under the SOIP and EIP generally means a change in ownership of HEI, a substantial change in the voting power of HEI’s securities or a change in the majority of the composition of HEI’s Board following the consummation of a merger, a tender offer or similar transaction. For individuals with a change-in-control agreement, the provisions of footnote 5 apply and the value of the RSUs that would be received is quantified as part of the Change-in-Control Agreement payment in the table above. Unless otherwise provided by separate agreement (see note 9 below), all other termination events result in the forfeiture of any unvested RSUs, whether awarded under the SOIP or EIP.

9.
Post-Employment Consulting Agreement. The amounts shown in the table above for Mr. Alm are as of August 30, 2013, the date Mr. Alm resigned from Hawaiian Electric. When an executive voluntarily terminates his or her employment, the executive typically forfeits any EICP and LTIP payouts and any unvested RSUs. However, pursuant to a consulting agreement Mr. Alm and the Company entered upon his departure, his 2013 EICP, 2011-13 LTIP, 2012-14 LTIP and outstanding RSU grants were treated as if he had retired August 30, 2013 rather than resigned. The HEI Compensation Committee and Hawaiian Electric Board determined that this treatment was appropriate because Mr. Alm was eligible to retire when he elected to resign. The amounts shown above for Mr. Alm include: (i) the prorated 2013 EICP and 2011-13 LTIP payouts actually received, (ii) an estimate (based on target performance) of the payout he may receive under the 2012-14 LTIP after the end of the performance period, prorated for his service during the period (the actual payout depends upon performance for the period), (iii) RSUs that vested upon his resignation, and (iv) the first installment of his consulting retainer, along with payment to cover Hawaii general excise taxes related to that retainer. For a description of Mr. Alm’s post-employment consulting agreement, see “Consulting Agreement with Former Executive” in the Compensation Discussion & Analysis.

Director compensation
The Hawaiian Electric Board believes that a competitive compensation package is necessary to attract and retain individuals with the experience, skills and qualifications needed to serve as a director on the board of a regulated electric public utility. Nonemployee director compensation is composed of a mix of cash and HEI Common Stock.  Only nonemployee directors receive compensation for their service as directors. Ms. Lau, HEI President and CEO, and Mr. Rosenblum, Hawaiian Electric President and CEO, do not receive separate or additional compensation for serving as a Hawaiian Electric director. Although Ms. Lau and Mr. Rosenblum are members of the Hawaiian Electric Board, neither they nor any other executive officer participate in the determination of nonemployee director compensation.
The HEI Compensation Committee reviews the compensation of Hawaiian Electric nonemployee directors no less frequently than once every three years and recommends changes to the Hawaiian Electric Board. In 2012, the HEI Compensation Committee asked Fred Cook & Co. to conduct an evaluation of Hawaiian Electric’s nonemployee director compensation. Fred Cook & Co. assessed the structure of Hawaiian Electric’s nonemployee director compensation program and its value compared to competitive market practices of utility peer companies, similar to the assessments used in its executive compensation review, which is described under “Compensation Discussion and Analysis – Use of Comparative Market Data” above. The HEI Compensation Committee determined that the analysis affirmed the appropriateness of Hawaiian Electric’s nonemployee director compensation and decided to maintain 2013 director compensation at the same level as in 2012.
Nonemployee directors of Hawaiian Electric who are not also directors of HEI receive compensation in the form of a cash retainer and an HEI stock grant. Don E. Carroll, Micah A. Kane, Timothy E. Johns and Bert A. Kobayashi, Jr. are the nonemployee directors of Hawaiian Electric who are not also directors of HEI. Nonemployee directors of Hawaiian Electric who are also directors of HEI do not receive additional compensation for serving on the Hawaiian Electric Board but do receive an additional retainer for service on certain committees as described below. Thomas B. Fargo, Peggy Y. Fowler and Kelvin H. Taketa are the nonemployee directors of Hawaiian Electric who are also directors of HEI.
The boards of Hawaiian Electric subsidiaries Hawaii Electric Light and Maui Electric are composed entirely of officers of Hawaiian Electric and/or its subsidiaries who receive no additional compensation for such service.
Cash Retainer. Hawaiian Electric nonemployee directors received the cash retainer amounts shown below for their 2013 Hawaiian Electric Board service.  Nonemployee directors of Hawaiian Electric who also serve as a member or chairperson of the Hawaiian Electric Audit Committee or as a non-voting Hawaiian Electric Board representative to attend meetings of the HEI Compensation Committee received additional retainer amounts, as indicated below. Cash retainers were paid in quarterly installments.

2013
Hawaiian Electric Director (who is not also an HEI director)	$40,000
Hawaiian Electric Audit Committee Chair	10,000
Hawaiian Electric Audit Committee Member	4,000
Hawaiian Electric Non-Voting Representative to HEI Compensation Committee	6,000
For 2013, Hawaiian Electric Audit Committee members were entitled to additional fees of $750 per meeting after attending a minimum of six Hawaiian Electric Audit Committee meetings during the year and the Hawaiian Electric Board’s non-voting representative to the HEI Compensation Committee was entitled to additional fees of $1,500 per meeting after attending six meetings of the HEI Compensation Committee.
Stock Awards. On June 28, 2013, each Hawaiian Electric nonemployee director who is not also on the HEI Board received shares of HEI Common Stock with a value equal to $40,000 as an annual grant under the HEI 2011 Nonemployee Director Stock Plan (2011 Director Plan), which was approved by HEI shareholders on May 10, 2011. The number of shares issued to each Hawaiian Electric nonemployee director was determined based on the closing sales price of HEI Common Stock on the New York Stock Exchange on June 28, 2013. Stock grants to nonemployee directors under the 2011 Director Plan are made annually on the last business day in June.

Deferred Compensation. Nonemployee directors may elect to participate in the HEI Nonemployee Directors’ Deferred Compensation Plan, as amended January 1, 2009, which allows any nonemployee director to defer compensation for service as a director. The plan allows for either lump sum or installment distributions upon the retirement of the director. Upon the death of the director, the balance of the deferred account will be distributed in a lump sum to a designated beneficiary. Nonemployee directors are also eligible to participate in the HEI Deferred Compensation Plan implemented in 2011 (2011 Deferred Compensation Plan) and described under “Compensation Discussion and Analysis – Benefits – Deferred Compensation Plans” above. In 2013, one Hawaiian Electric director, Mr. Taketa, participated in the 2011 Deferred Compensation Plan.

Health Benefits. Directors may participate, at their election and at their cost, in the group employee medical, vision and dental plans generally made available to Hawaiian Electric employees. No Hawaiian Electric director currently participates in such plans.
Information concerning the compensation paid to Ms. Fowler and Messrs. Fargo, and Taketa, in their capacity as nonemployee directors of Hawaiian Electric who are also directors of HEI, will be set forth in the HEI 2014 Proxy Statement.
2013 DIRECTOR COMPENSATION TABLE
The following director compensation table shows the compensation paid or granted to nonemployee members of the Hawaiian Electric Board for 2013:

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Total ($)
Don E. Carroll	50,000	40,000	90,000
Thomas B. Fargo (3)	—	—	—
Peggy Y. Fowler (3)	4,000	—	4,000
Timothy E. Johns Chairman Audit Committee	50,000	40,000	90,000
Micah A. Kane	40,000	40,000	80,000
Bert A. Kobayashi, Jr.	40,000	40,000	80,000
Kelvin H. Taketa (3)	—	—	—

1.	See detail of cash retainers for board and committee service in chart below.

2.
As described in the narrative preceding the table, Hawaiian Electric nonemployee directors received shares of HEI Common Stock valued at $40,000 as the 2013 annual grant under the HEI 2011 Nonemployee Director Stock Plan. Hawaiian Electric directors do not receive any HEI restricted stock, restricted stock unit or stock option awards.

3.	Messrs. Fargo and Taketa and Ms. Fowler also served on the HEI Board in 2013. Information concerning their compensation for such service is set forth in the 2014 HEI Proxy Statement.

Details of cash retainers for Hawaiian Electric Board and committee service are noted below:

Name	Hawaiian Electric Board ($)	Hawaiian Electric Audit Committee ($)	Hawaiian Electric Nonvoting Representative to HEI Compensation Committee ($)	Total Fees Earned or Paid in Cash ($)
Don E. Carroll	40,000	4,000	6,000	50,000
Thomas B. Fargo	—	—	—	—
Peggy Y. Fowler	—	4,000	—	4,000
Timothy E. Johns	40,000	10,000	—	50,000
Micah A. Kane	40,000	—	—	40,000
Bert A. Kobayashi, Jr.	40,000	—	—	40,000
Kelvin H. Taketa	—	—	—	—

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
Security Ownership of Certain Beneficial Owners
Hawaiian Electric Common Stock.  HEI owns all of Hawaiian Electric’s outstanding Common Stock, which is Hawaiian Electric’s only class of securities generally entitled to vote on matters requiring shareholder approval.
Hawaiian Electric Preferred Stock.  Various series of Hawaiian Electric Preferred Stock have been issued and are outstanding. Shares of Hawaiian Electric Preferred Stock are not considered voting securities, but upon certain defaults in dividend payments holders of Hawaiian Electric Preferred Stock may have the right to elect a majority of the directors of Hawaiian Electric. HEI owns 100,000 shares of Hawaiian Electric Preferred Stock, or approximately 9% of the 1,114,657 shares of Hawaiian Electric Preferred Stock outstanding. No Hawaiian Electric directors, executive officers or named executive officers (as listed in the Compensation Discussion & Analysis above) own Hawaiian Electric Preferred Stock.
HEI Common Stock.  The table below shows the number of shares of HEI Common Stock beneficially owned by each person who is a current Hawaiian Electric director, each Hawaiian Electric named executive officer (as listed in the Compensation Discussion & Analysis above) and directors and executive officers as a group as of February 7, 2014.

	Amount and Nature of Beneficial Ownership of HEI Common Stock
Name of Individual or Group	Sole Voting or Investment Power (1)	Shared Voting or Investment Power (2)	Other Beneficial Ownership (3)	Stock Options/ Restricted Stock Units (4)	Total (5)
Nonemployee directors
Don E. Carroll	31,841	—	—	—	31,841
Thomas B. Fargo	—	26,265	—	—	26,265
Peggy Y. Fowler	1,187	15,364	—	—	16,551
Timothy E. Johns	27,840	—	—	—	27,840
Micah A. Kane	3,129	—	—	—	3,129
Bert A. Kobayashi, Jr.	17,946	—	—	—	17,946
Kelvin H. Taketa	31,831	—	—	—	31,831
Employee director
Constance H. Lau	355,491	—	8,804	29,171	393,466
Employee director and Named Executive Officer
Richard M. Rosenblum	33,428	—	—	11,770	45,198
Other Named Executive Officers
Dan V. Giovanni	802	—	—	305	1,107
Stephen M. McMenamin	4,506	—	—	—	4,506
Tayne S. Y. Sekimura	16,108	—	—	4,629	20,737
Patricia U. Wong	24,529	—	—	4,631	29,160
Robert A. Alm	47,231	—	4,612	7,651	59,494
All directors and executive officers as a group (17 persons)	567,081	41,629	8,804	53,134	670,648

(1)
Includes the following shares held as of February 7, 2014 in the form of stock units in the HEI Common Stock fund pursuant to the HEI Retirement Savings Plan: approximately 96 shares for Ms. Lau; 1,338 shares for Mr. Alm; 950 shares for Ms. Sekimura; 4,560 shares for Ms. Wong; and 11,559 shares for all directors and executive officers as a group. The value of a unit is measured by the closing price of HEI Common Stock on the measurement date.

(2)	Shares registered in trust with the individual and spouse serving as co-trustees.

(3)	Shares owned by spouse, children or other relatives sharing the home of the director or officer in which the director or officer disclaims beneficial interest.

(4)
Includes the number of shares that the individuals named above had a right to acquire as of or within 60 days after February 7, 2014 pursuant to stock options, stock appreciation rights, restricted stock units and related dividend equivalent rights thereon, including shares which retirement eligible individuals have a right to acquire upon retirement. These shares are included for purposes of calculating the percentage ownership of each individual named above and all directors and executive officers as a group as described in footnote (5) below, but are not deemed to be outstanding as to any other person. Other than shares related to certain dividend equivalent rights described below, this column does not include any shares subject to stock appreciation rights (SARs) held by Mss. Lau and Sekimura and Mr. Alm. As of February 7, 2014, these persons held a total of 118,000 SARs (granted in 2004 and/or 2005), which have vested as of February 7, 2014. Upon exercise of a SAR, the holder will receive the number of shares of HEI Common Stock that has a total value equivalent to the difference between the exercise price of the SAR and the fair market value of HEI Common Stock on the date of exercise, which is defined in the grant agreement as the average of the high and low sales prices on the NYSE on that date. As of February 7, 2014, the fair market value of HEI Common Stock as defined in the grant agreement was $25.67 per share, which is lower than the exercise price of all of the SARs held by Mss. Lau and Sekimura and Mr. Alm on February 7, 2014. Thus, as of February 7, 2014, other than shares related to certain dividend equivalent rights described below, no shares would be issuable under these SARs. If the market value of HEI Common Stock increases to a sufficient level (above $26.02 in the case of SARs granted in 2004 and above $26.18 in the case of SARs granted in 2005), then shares could be issued under these SARs within 60 days after February 7, 2014, but the number of shares that could be acquired in such event cannot be determined because it would depend on the fair market value of HEI Common Stock, as defined in the grant agreement, on the exercise date. This column, however, includes 1,139 shares that Ms. Lau had a right to acquire pursuant to dividend equivalent rights if Ms. Lau had exercised her 2004 SARs on February 7, 2014. The 1,139 net shares amount was calculated based on 50,000 SARs, 1,831 related dividend equivalent rights, the $25.67 fair market value of the shares on February 7, 2014 and the $26.02 exercise price. The 1,139 share amount may change depending upon the fair market value of HEI Common Stock on the actual exercise date

(5)
As of February 7, 2014, the directors and executive officers of Hawaiian Electric as a group and each individual named above beneficially owned less than one percent of the record number of outstanding shares of HEI Common Stock as of that date and no shares were pledged as security.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
Related Person Transactions
The HEI Board has adopted a related person transaction policy that is specifically incorporated in HEI’s Corporate Code of Conduct. The Corporate Code of Conduct, including the related person transaction policy, also applies to Hawaiian Electric and its subsidiaries. The related person transaction policy is specific to transactions between the Company and related persons such as executive officers and directors, their immediate family members or entities with which they are affiliated in which the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Under the policy, the HEI Board, acting through the HEI Nominating and Corporate Governance Committee, will approve a related person transaction involving a director or an officer if the HEI Board determines in advance that the transaction is not inconsistent with the best interests of HEI and its shareholders and is not in violation of HEI’s Corporate Code of Conduct.
There have been no transactions since January 1, 2013, and there are no currently proposed transactions, in which Hawaiian Electric or any of its subsidiaries was a participant, the amount involved exceeds $120,000, and any related person (as defined in Item 404 of Regulation S-K) had or will have a direct or indirect material interest.
Director Independence
Hawaiian Electric has a guarantee with respect to 6.5% cumulative quarterly income preferred securities series 2004 (QUIPS) listed on the NYSE. Because HEI has common stock listed on NYSE and Hawaiian Electric is a wholly-owned subsidiary of HEI, HEI is subject to the corporate governance listing standards in Section 303A of the NYSE Listed Company Manual but Hawaiian Electric is exempt from NYSE listing standards 303A.01 and 303A.02 regarding director independence.
Although Hawaiian Electric is exempt from NYSE listing standards 303A.01 and 303A.02, Hawaiian Electric voluntarily endeavors to comply with these standards for director independence. The HEI Nominating and Corporate Governance Committee assists the Hawaiian Electric Board with its independence determinations.
For a director to be considered independent under NYSE listing standards 303A.01 and 303A.02, the Hawaiian Electric Board must determine that the director does not have any direct or indirect material relationship with Hawaiian Electric or its parent or subsidiaries apart from his or her service as a director. The NYSE listing standards also specify circumstances under which a director may not be considered independent, such as when the director has been an employee of the Company within the last three fiscal years, if the director has had certain relationships with the Company’s external or internal auditor within the last three fiscal years or when the Company has made or received payments for goods or services to or from entities with which the director or an immediate family member of the director has specified affiliations and the aggregate amount of such payments in any year within the last three fiscal years exceeds the greater of $1 million or 2% of such entity’s consolidated gross revenues for the last fiscal year.

The HEI Nominating and Corporate Governance Committee and the Hawaiian Electric Board considered the information below, which was provided by Hawaiian Electric directors and/or by HEI and its subsidiaries, concerning relationships between (i) Hawaiian Electric or its affiliates and (ii) the director, the director’s immediate family members or entities with which such directors or immediate family members have certain affiliations. Based on its consideration of the relationships described below and the recommendations of the HEI Nominating and Corporate Governance Committee, the Hawaiian Electric Board determined that all of the nonemployee directors of Hawaiian Electric (Messrs. Carroll, Fargo, Johns, Kane, Kobayashi and Taketa and Ms. Fowler) are independent. The remaining directors of Hawaiian Electric, Ms. Lau and Mr. Rosenblum, are employee directors.

1.
With respect to Messrs. Carroll, Johns, Kane, Kobayashi and Taketa, the Hawaiian Electric Board considered amounts paid during the last three fiscal years to purchase electricity from Hawaiian Electric (the sole public utility providing electricity to the island of Oahu) by entities by which the director was employed or a family member of the director was an executive officer. None of the amounts paid by these entities for electricity (excluding pass-through surcharges for fuel and for Hawaii state revenue taxes) within the last three fiscal years exceeded the NYSE threshold that would automatically result in a director not being independent. The Hawaiian Electric Board also considered that Hawaiian Electric is the sole source of electric power on the island of Oahu and that the rates Hawaiian Electric charges for electricity are fixed by state regulatory authority. Since purchasers of electricity from Hawaiian Electric have no choice as to supplier and no ability to negotiate rates or other terms, the Hawaiian Electric Board determined that these relationships do not impair the independence of Messrs. Carroll, Johns, Kane or Taketa.

2.
With respect to Mr. Taketa, the Hawaiian Electric Board considered the amount of charitable contributions during the last three fiscal years from HEI and its subsidiaries to the nonprofit organization where he serves as an executive officer and modest fees paid during the last three fiscal years to such organization for management of grant and scholarship programs. In concluding that such charitable donations and management fees did not affect Mr. Taketa’s independence, the Hawaiian Electric Board considered that none of the foregoing amounts within the last three fiscal years exceeded the NYSE threshold that would automatically result in a director not being independent. The Hawaiian Electric Board also considered the fact that Company policy requires that charitable contributions from HEI or its subsidiaries to entities where a director serves as an executive officer, and where the director has a direct or indirect material interest, and the aggregate amount would exceed $120,000 in any single fiscal year, be pre-approved by the HEI Nominating and Corporate Governance Committee and ratified by the Board.

3.
With respect to Messrs. Carroll, Fargo, Johns and Kane, the Hawaiian Electric Board considered other director or officer positions held by those directors at entities for which a Hawaiian Electric officer serves or served as a director and determined that none of these relationships affected the independence of these directors. None of these relationships resulted in a compensation committee interlock or would automatically preclude independence under the NYSE standards.

4.
With respect to Mr. Johns, the Hawaiian Electric Board considered health insurance premiums paid by HEI, Hawaiian Electric and Hawaiian Electric’s subsidiaries to an entity where Mr. Johns is an executive officer.  The health insurance premiums paid by HEI, Hawaiian Electric and Hawaiian Electric’s subsidiaries did not exceed the NYSE threshold that would automatically result in a director not being independent in any single year in any of the last three fiscal years.  In addition, the Hawaiian Electric Board considered the fact that the relationship between Hawaiian Electric and the entity by which Mr. Johns is employed was established several decades before Mr. Johns’ employment by such entity.

5.
With respect to Mr. Kobayashi, Jr., the Hawaiian Electric Board determined that the service of his father as an ASB director did not impair Mr. Kobayashi, Jr.’s independence as a Hawaiian Electric director.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES
Principal accountant fees
The table below shows the fees paid or payable to PricewaterhouseCoopers LLP (Hawaiian Electric’s independent registered public accounting firm) relating to the audit of the Consolidated Financial Statements for 2013 with respect to Hawaiian Electric and fees for other professional services billed to Hawaiian Electric in 2013 with comparative amounts for 2012:

	2013	2012
Audit fees (principally consisted of fees associated with the audit of the consolidated financial statements and internal control over financial reporting (Sarbanes-Oxley Act of 2002, Section 404), quarterly reviews, issuances of letters to underwriters, statutory audits, review of registration statements and issuance of consents)	$1,236,000	$1,411,000
Audit-related fees (principally consisted of fees associated with the audit of the financial statements of certain employee benefit plans)	137,000	137,000
Tax fees	59,000	88,000
All other fees	—	—
	$1,432,000	$1,636,000

Pre-Approval Policies
Pursuant to its charter, the Hawaiian Electric Audit Committee provides input to the HEI Audit Committee regarding pre-approval of all audit and permitted non-audit services of the independent registered public accounting firm engaged to audit the Consolidated Financial Statements with respect to Hawaiian Electric. The Hawaiian Electric Audit Committee may delegate this responsibility to one or more of its members, provided that such member or members report to the full committee at its next regularly scheduled meeting any such input provided to the HEI Audit Committee. The Hawaiian Electric Audit Committee has delegated such responsibility to its chairperson. With such input, the HEI Audit Committee pre-approved all of the audit and audit-related services reflected in the table above.

Appendix A

2013 Edison Electric Index (EEI) Peers for HEI Long-Term Incentive Plan
Relative Total Shareholder Return Metric
The EEI is an association of U.S. shareholder-owned electric companies that are representative of comparable investment alternatives to HEI. The EEI’s members serve 95% of the ultimate customers in the shareholder-owned segment of the industry and represent approximately 70% of the U.S. electric power industry.

Allete, Inc.	NextEra Energy Inc.
Alliant Energy Corp.	NiSource Inc.
Ameren Corp.	Northeast Utilities
American Electric Power Co.	NorthWestern Corp.
Avista Corp.	OGE Energy Corp.
Black Hills Corp.	Otter Tail Corp.
Centerpoint Energy Inc.	Pepco Holdings Inc.
Cleco Corp.	PG&E Corp.
CMS Energy Corp.	Pinnacle West Capital Corp.
Consolidated Edison Inc.	PNM Resources Inc.
Dominion Resources Inc.	Portland General Electric
DTE Energy Co.	PPL Corp.
Duke Energy Corp.	Public Service Enterprise Group Inc.
Edison International	SCANA Corp.
El Paso Electric Co.	Sempra Energy
Empire District Electric Co.	Southern Co.
Entergy Corp.	TECO Energy
Exelon Corp.	UIL Holdings Corp.
FirstEnergy Corp.	Unitil Corp.
Great Plains Energy Inc.	UNS Energy Corp.
Hawaiian Electric Industries Inc.	Vectren Corp.
IDACORP Inc.	Westar Energy Inc.
Integrys Energy Group	Wisconsin Energy Corp.
MDU Resources Group Inc.	Xcel Energy Inc.
MGE Energy Inc.

Appendix B

Hawaiian Electric Industries, Inc. (HEI) and Subsidiaries
RECONCILIATION OF GAAP1 TO NON-GAAP MEASURES
(Unaudited)
($ in millions, except per share amounts)

Years ended December 31	2013	2012	2011
HEI CONSOLIDATED NET INCOME
GAAP (as reported)	$161.5	$138.7	$138.2
Excluding special items (after‑tax):
Partial writedown of certain utility assets based on settlement agreements	─	24.4	5.7
Non‑GAAP (core)	$161.5	$163.1	$143.9
HEI CONSOLIDATED DILUTED EARNINGS PER SHARE
GAAP (as reported)	$1.62	$1.42	$1.44
Excluding special items (after‑tax):
Partial writedown of certain utility assets based on settlement agreements	─	0.25	0.06
Non‑GAAP (core)	$1.62	$1.68	$1.50
HEI CONSOLIDATED SHAREHOLDERS’ EQUITY GAAP (as reported)	$1,727.1	$1,593.9	$1,528.7
HEI CONSOLIDATED RETURN ON AVERAGE COMMON EQUITY (ROACE) (simple average)
Based on GAAP	9.7%	8.9%	9.2%
Based on non‑GAAP (core)[2]	9.7%	10.4%	9.6%
Hawaiian Electric Company, Inc. and Subsidiaries
HAWAIIAN ELECTRIC CONSOLIDATED NET INCOME
GAAP (as reported)	$122.9	$99.3	$100.0
Excluding special items (after‑tax):
Partial writedown of certain utility assets based on settlement agreements	─	24.4	5.7
Non‑GAAP (core)	$122.9	$123.7	$105.7
HAWAIIAN ELECTRIC CONSOLIDATED COMMON STOCK EQUITY GAAP (as reported)	$1,593.6	$1,472.1	$1,402.8
HAWAIIAN ELECTRIC CONSOLIDATED RETURN ON AVERAGE COMMON EQUITY (ROACE) (simple average)
Based on GAAP	8.0%	6.9%	7.3%
Based on non‑GAAP (core)[2]	8.0%	8.6%	7.7%

Note: Columns may not foot due to rounding

1	Accounting principles generally accepted in the United States of America

2	Calculated as core net income divided by average GAAP common equity